As filed with the Securities and Exchange Commission on October 12, 2022

No. 333-267152

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to FORM S-3 ON FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Ramaco Resources, Inc. (Exact name of registrant as specified in its certificate of incorporation)
Delaware (State or other jurisdiction of incorporation or organization)	1220 (Primary Standard Industrial Classification Number)	38-4018838 (I.R.S. Employer Identification No.)

250 West Main Street, Suite 1800

Lexington, Kentucky 40507

(859) 244-7455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randall W. Atkins

Chairman and Chief Executive Officer

250 West Main Street, Suite 1800

Lexington, Kentucky 40507

(859) 244-7455

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Matthew R. Pacey, P.C. Anthony L. Sanderson Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 (713) 836-3334

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion, dated October 12, 2022

Ramaco Resources, Inc.

shares of

Class B Common Stock

This prospectus is being furnished in connection with the distribution by Ramaco Resources, Inc. (the “Company”) to holders of existing common stock, par value $0.01 (the “existing common stock”), of            shares of Class B common stock, par value $0.01 per share (the “Class B common stock”). Concurrent with the Distribution (as defined below) the existing common stock will be reclassified as shares of Class A common stock, par value $0.01 per share (the “Class A common stock”), pursuant to our Second Amended and Restated Certificate of Incorporation approved by our stockholders on               , 2022 (the “Amended Charter”). The Class B common stock would be a newly authorized and issued series of common stock of the Company that we anticipate will pay a dividend based on the separate economic performance of the CORE Assets (as defined herein). We refer to the businesses associated with these assets, collectively as “CORE,” which is an abbreviation for “Carbon Ore-Rare Earth.” Holders of Class B common stock are common stockholders of the Company and will not have any legal rights related to the CORE Assets. Please see “Risk Factors–Holders of Class B common stock are common stockholders of the Company and, therefore, are subject to risks associated with an investment in the Company as a whole, even if a holder does not own shares of Class A common stock.” We refer to the Class B common stock as the “securities” in this prospectus and the Class A common stock and Class B common stock collectively as the “common stock” in this prospectus.

Shares of our Class B common stock will be distributed to holders of existing common stock of record as of the close of business, New York City time, on                , 2022, which will be the record date. Each such holder will receive 0.2 shares of Class B common stock for every one share of existing common stock held on the record date (with cash in lieu of any fractional share interests). We refer to this distribution of securities as the “Distribution.” The Distribution is subject to the charter amendment proposal (as defined herein), which will be effective at                New York City time, on                 , 2022. For Company stockholders who own existing common stock in registered form, in most cases the transfer and distribution agent will credit their shares of Class B common stock to their book entry accounts. Our transfer and distribution agent will send these stockholders a statement reflecting their Class B common stock ownership shortly after                , 2022. For stockholders who own existing common stock through a broker or other nominee, their shares of Class B common stock will be credited to their accounts by the broker or other nominee.

Company stockholders will not be required to pay for shares of our Class B common stock received in the Distribution, or to surrender or exchange shares of existing common stock in order to receive our Class B common stock, or to take any other action in connection with the Distribution.

Our existing common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “METC.” We intend to apply to list our Class B common stock on the NASDAQ under the symbol “METCB.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in the securities involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus and in the documents incorporated by reference herein.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2022.

TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS

Under this prospectus, we are registering                  shares of our Class B common stock to be distributed to holders of our existing common stock. You should rely only on the information provided or incorporated by reference in this prospectus or any applicable prospectus supplement. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. You should carefully read the entirety of this prospectus and any applicable prospectus supplement, as well as the documents incorporated by reference in this prospectus and any applicable prospectus supplement, before making an investment decision. You should also read and consider the information in the documents we have referred you to in the sections of this prospectus entitled “Incorporation of Certain Information by Reference” and “Where You Can Find Additional Information.”

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “Ramaco Resources,” “Company,” “we,” “us” and “our” to refer to Ramaco Resources, Inc. and its consolidated subsidiaries.

SUMMARY

This summary highlights selected information appearing elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus and information incorporated by reference in this prospectus, including the section entitled “Risk Factors” on page 19 of this prospectus, our Annual Report on Form 10-K for the year ended December 31, 2021 and our subsequent quarterly reports on Form 10-Q, and the financial data and related notes and the other documents that we incorporate by reference into this prospectus.

About Ramaco Resources, Inc.

Ramaco Resources, Inc. is a Delaware corporation formed in October 2016. Our existing common stock is listed on the NASDAQ under the symbol “METC.” Our 9.00% Senior Notes due 2026 are listed on the NASDAQ under the symbol “METCL.”

We are an operator and developer focused on high-quality, low-cost metallurgical coal in southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. Historically, we have been a pure play metallurgical coal company with 39 million reserve tons and 769 million resource tons of high-quality metallurgical coal as of December 31, 2021. We believe our advantaged reserve geology provides us with higher productivities and industry leading lower cash costs.

In April 2022, we acquired 100% of the equity interests of Ramaco Coal, LLC (“Ramaco Coal”), an entity owned by an investment fund managed by Yorktown Partners, LLC and certain members of the Company’s management, through the Company’s subsidiary, Ramaco Development, LLC (the “Acquisition”). Ramaco Coal’s current income producing assets primarily consist of land holding and coal royalty producing subsidiaries, including fee ownership of approximately 42 million tons of metallurgical coal. The vast majority of Ramaco Coal’s metallurgical coal is currently leased to the Company. Merging the Ramaco Coal land and royalty interests into the Company will have a positive and immediately accretive financial impact on the Company’s Central Appalachian coal mining operations.

The Acquisition will allow the Company to avoid ongoing minimum royalty and production royalty expense for the entire life of production from the acquired reserves. It will provide significant near and long-term financial benefit, ensuring that the Company remains among the lowest cost producers of metallurgical coal in the U.S. for the foreseeable future.

Description of the Class B Common Stock

The Class B common stock is being issued to provide holders of existing common stock direct participation in the financial performance of the CORE Assets on a standalone basis separate from our coal mining operations, which are primarily metallurgical coal. The Class B common stock is expected to pay a dividend based on the financial performance of the CORE Assets, subject to the discretion of our Board, the requirements of applicable law, any contractual restrictions on the payment of dividends and any prior rights and preferences that may be applicable to any outstanding preferred stock. The timing and amount of dividends declared in future periods will depend on, among other things, (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in our Credit and Security Agreement, dated November 2, 2018 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) with KeyBank National Association, as the administrative agent, and other lenders party thereto, and any future debt instruments that we may enter into and (d) provisions of applicable law governing the dividends. We expect to pay an initial cash dividend of $2.84 million per quarter ($11.4 million annualized) on the Class B common stock for the balance of 2022 and $4.83 million per quarter ($19.3 million annualized) in 2023 based on the anticipated dividend of 20% of the revenue attributable to the CORE Assets. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. There is no guarantee that we will pay cash dividends to our Class B stockholders each quarter. See “Cash Dividend Policy and Restrictions on Dividends.” The CORE assets include (collectively, the “CORE Assets”):

•	Coal Royalties: Royalty interests in 38 million tons of coal reserves and 473 million in-place coal resource tons owned in fee or under long-term lease, as well as an estimated 43 million tons of coal from our recently acquired Amonate assets (the “Amonate Assets”). CORE’s coal royalties are currently generating royalty income from properties mined by Ramaco Resources (and third parties), including our Elk Creek mining complex (the “Elk Creek Complex”), our Berwind mining complex (the “Berwind Complex”) and minimum royalty payments on our currently non-producing RAM Mine, each as described below.

•	Coal Infrastructure Revenue: A non-cost bearing fee of $10 per ton on volumes attributable to coal preparation and $5 per ton attributable to rail-car loading facilities at the Elk Creek Complex, the Berwind Complex and our Knox Creek property (the “Knox Creek Complex”), which serve Ramaco Resources and other producers. Based on this fixed fee arrangement, revenue will increase or decrease depending on production volumes.

•	Ramaco Carbon: A vertically integrated platform of resource, research and future manufacturing assets consisting of (i) the non-producing, but permitted portion of the Brook Mine property located near Sheridan, Wyoming in the Powder River Basin of Wyoming containing an estimated 162 million tons of coal (“Carbon Ore”) and where rare earth elements (“REEs”) have been discovered, (ii) 53 patents and pending patents relating to the conversion of low-cost Carbon Ore at the Brook Mine property into higher value carbon products, which initial products consist of porous carbon (“PC”), graphene and carbon fibers developed in conjunction with partners such as the National Energy Technology Laboratory (“NETL”), the Oak Ridge National Laboratory (“ORNL”) and others, (iii) an 11,000 square foot carbon research and development facility (the “iCAM,” or the “Carbon Advanced Material Innovation Center”), which has facilities for conducting ongoing research on coal-to-advanced carbon products and materials manufacturing processes and (iv) a 120-acre industrial park (the “iPark”) where it is anticipated that future coal-to-advanced-carbon products and materials manufacturing will be conducted using Carbon Ore sourced from the adjacent Brook Mine property.

•	Rare Earth Elements: REEs, a critical input in numerous high-tech applications, including electric vehicle (“EV”) batteries, have been discovered in high concentrations in the Brook Mine coal seams and surrounding strata. Further core testing is underway to determine the areal extent of the quality and quantity of the REE exploration target and the commercial potential of the CORE deposit.

CORE is not a separate legal entity and holders of our Class B common stock will not own a direct interest in the CORE Assets. Holders of the Class B common stock will be stockholders of Ramaco Resources and will be subject to all of the risks and liabilities of the Company as a whole. The Class B common stock will vote with the Class A common stock as a single class on all matters on which the Class A common stock is entitled to vote and will not have any specific voting rights or governance rights with respect to CORE. Subject to the requirements of applicable law and any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock, all dividends will be reviewed quarterly and declared by our board of directors (our “Board”) at its discretion. It is anticipated that initially 20% of the revenue attributable to the CORE Assets will be paid as a dividend through December 31, 2023, with the percentage subject to change by our Board. Subject to the discretion of our Board, the requirements of Delaware law and any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock, we expect to pay an initial cash dividend of $2.84 million per quarter ($11.4 million annualized) on the Class B common stock for the balance of 2022 and $4.83 million per quarter ($19.3 million annualized) in 2023 based on the anticipated dividend of 20% of the revenue attributable to the CORE Assets. The timing and amount of dividends declared in future periods will depend on, among other things, (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in the Credit Agreement and any future debt instruments that we may enter into and (d) provisions of applicable law governing the dividends. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. See “Cash Dividend Policy and Restrictions on Dividends” and “Risk Factors–Risks Related to our Proposed Tracking Stock Structure.”

In the Distribution, shares of our Class B common stock will be issued to holders of record as of the close of business, New York City time, on                   , 2022, which will be the record date. Each holder will receive 0.2 shares of Class B common stock for every one share of existing common stock held on the record date (with cash in lieu of any fractional share interests). The Distribution should not be taxable to holders of our existing common stock, except with respect to the receipt of cash in lieu of fractional shares.

The following table illustrates the amount of cash attributable to the CORE Assets and the resulting cash available for dividends that we estimate that we will generate for the years ending December 31, 2022 and 2023, and the aggregate annual dividend we expect to pay to holders of our Class B common stock. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. All of the amounts for the years ending December 31, 2022 and 2023 in the table below are estimates. See “Cash Dividend Policy and Restrictions on Dividends” for more information.

	Pro Forma Cash Available For Dividend For Year Ending December 31,
(in thousands, except per share data)	2022	2023

	(unaudited)
Royalty Revenue
Ramaco Coal	$13,405	$25,781
Amonate Assets	2,385	5,983
Other	60	180
Total Royalty Revenue	$15,850	$31,943

Infrastructure Revenue
Preparation Plants (Processing)	$27,259	$43,029
Rail Load-outs	13,758	21,601
Total Infrastructure Revenue	$41,016	$64,631

Pro Forma Revenue	$56,867	$96,574

Cash Available	$56,867	$96,574
20% Cash Available for Dividend	$11,373	$19,315
Dividend Per Share of Class B Common Stock(1)	$1.25	$2.12

(1) Assumes 9,107,307 shares of Class B common stock.

Pro Forma Expected Annualized Dividends

	Year Ending December 31,
(in millions)	2022	2023
Class A common stock(1)(2)	$20.0	$20.0
Class B common stock(2)(3)	11.4	19.3
Total Dividends	$31.4	$39.3

(1) Assumes dividends for the Class A common stock are held constant in 2023.

(2) All dividend payments are subject to the discretion of our Board, the requirements of applicable law, any contractual restrictions on the payment of dividends and any prior rights and preferences that may be applicable to any outstanding preferred stock.

(3) Dividends for the Class B common stock for the year ending December 31, 2022 are expected to be $2.84 million per quarter and will be paid in the quarter following the issuance of the Class B common stock. We will adjust the amount of our dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. Dividends for the Class B common stock will not be paid for quarters prior to such issuance in 2022.

Reasons for Issuing the Class B Common Stock

We are issuing the Class B common stock because:

1.	We believe that CORE’s non-cost bearing royalty, infrastructure, carbon products and REE assets are forms of passive income that are fundamentally different than our coal mining operations, which may lead CORE to be valued based on the lower risk profile of the majority of such assets;

2.	We believe that paying a separate dividend based on the financial performance of CORE in addition to the regular dividend on the Class A common stock, in each case subject to the discretion of our Board, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock, can create additional value for holders of existing common stock;

3.	Unlike other strategic alternatives to separate the CORE Assets, the Distribution should not be taxable to holders of our existing common stock (except with respect to the receipt of cash in lieu of fractional shares); and

4.	The Class B common stock offers holders of existing common stock an opportunity to directly participate in the potential revenue growth associated with the development of carbon products and REEs through the anticipated dividend of 20% of the revenue attributable to the CORE Assets, which the Board believes provides holders of Class B common stock the opportunity to directly participate in such potential growth in revenue. See “Cash Dividend Policy and Restrictions on Dividends,” “Risk Factors—Dividends on our Class B common stock are discretionary. We cannot guarantee that we will be able to pay dividends in the future or what the actual dividends will be for any future periods.”

Coal Royalties

CORE’s coal royalties primarily consist of coal properties owned in fee or under long-term leases that are leased or subleased to Ramaco Resources (approximately 95% of such leased properties) and various third parties. Such lessees pay a royalty based on the amount of coal mined and the realized price per ton. At present, CORE’s coal royalties do not include the Knox Creek Complex, which accounted for approximately 7% of Ramaco Resources’ production for the six months ended June 30, 2022.

CORE’s coal reserves are located in central and southern West Virginia, southwestern Virginia and southwestern Pennsylvania and present advantaged geologic characteristics such as relatively thick coal seams in the deep mines, a low effective mining ratio at the surface mines, and desirable metallurgical coal quality. As of December 31, 2021, the CORE Assets include approximately 38 million reserve tons and 473 million resource tons and an estimated 43 million tons of coal from the Amonate Assets, which excludes the Knox Creek Complex and other non-royalty producing properties. Because CORE leases properties to Ramaco Resources and third parties for development, CORE is able to benefit from production from our properties without investing capital or incurring operating expenses.

We anticipate that CORE’s coal royalties (which excludes production from the Knox Creek Complex) will be based on annual production of approximately 2.6 million tons of coal in 2022 and 4.0 million tons of coal in 2023. Based on existing commitments for 2022, we anticipate that CORE will receive royalty payments of approximately $16 million in 2022 and approximately $32 million in 2023 based on existing sale contracts and the current forward market prices for coal similar in quality to ours.

Going forward, we believe that we will be able to (i) take advantage of any future increases in U.S. and global benchmark coal prices, (ii) opportunistically increase the amount and prices of our projected production that is directed to both the domestic and the export markets, and (iii) capture favorable differentials between domestic and global benchmark prices. That is expected to, in turn, increase the amount of royalty revenue CORE receives from coal production at our properties. In the future, we may also choose to add certain additional coal reserves to CORE, increasing royalty income sources in the future.

Elk Creek Mining Complex

CORE’s Elk Creek Complex in southern West Virginia, our flagship complex, began production in late December 2016. The Elk Creek property consists of approximately 20,200 acres of controlled mineral and contains 16 coal bearing seams that we believe can be economically mined. Nearly all seams contain high-volatile coal accessible at or above drainage. Additionally, almost all of this coal is high-fluidity, which is an important quality for high-volatile coal. We currently market most of the coal produced from the Elk Creek Complex as a blended high-volatile A/B product. When segregated, a portion of the coal can be sold as a high-volatile A product for a premium. The market for Elk Creek production is principally North American coke and steel producers, but we also market coal to a geographically diverse group of international customers and occasionally to coal traders and brokers for use in filling orders for their blended products.

Ramaco Resources has leased from CORE enough reserves to mine the Elk Creek Complex for more than 20 years under its current mine plans. We estimate that the Elk Creek Complex contains approximately 29 million tons of coal reserves and 223 million tons of coal resources and expect the Elk Creek Complex to produce approximately 2.1 million tons of high volatile A/B coal in 2022 and 2.6 million tons in 2023. CORE currently has two lease arrangements with Ramaco Resources at the Elk Creek Complex, with initial terms of the leases of 10 years and secondary terms ranging from five to 10 years. Each lease continues to renew until the exhaustion of all mineable and merchantable coal. Our lease arrangements at the Elk Creek Complex currently require Ramaco Resources to pay royalties ranging from 0% to 10% of the realized price per ton of coal produced.

CORE also subleases certain controlled minerals at the Elk Creek Complex to third-party sublessees. This sublease is for an initial term of five years, one additional secondary term of five years (unless the sublessee gives notice of its intent not to renew) and evergreen extensions for additional one-year terms until exhaustion of all mineable and merchantable coal. The sublessee is required to pay both a minimum annual royalty per year and a per ton production royalty of approximately 10%.

In order to meet increased capacity anticipated from a throughput upgrade at the Elk Creek preparation plant (as described below), we began development work on additional low-cost, high-volatile underground and surface mines at the Elk Creek Complex, with production having begun during the second quarter of 2022 and with full levels of productivity expected by mid-2023. Additionally, as further described below, our Board has approved an upgrade at the Elk Creek preparation plant to take the plant’s annual capacity from roughly 2.1 million tons to roughly 3.0 million tons.

Berwind Mining Complex

CORE’s Berwind Complex is located on the border of southern West Virginia and southwest Virginia and is geographically well-positioned to fill the anticipated market for low-volatile coals. The Berwind Complex consists of approximately 47,200 acres of mineral, including the Amonate Assets described in more detail below.

Development of the Berwind Complex began in late-2017 in the Pocahontas No. 3 seam and has since sloped up to current mining in the thicker Pocahontas No. 4 seam. In 2020, we suspended development at the Berwind Complex due to lower pricing and demand largely caused by the economic effects of COVID-19. In early-2021, as pricing and demand improved, the Berwind Complex development resumed and Ramaco Resources successfully reached the Pocahontas No. 4 seam in late-2021.

During the ramping of production at the Berwind Complex, on July 10, 2022, Ramaco Resources experienced a material methane ignition at its Berwind mine, which is one of three active mines at the Berwind Complex. The other two mines have resumed production. Ramaco Resources, in conjunction with the appropriate state and federal regulatory authorities, will be conducting a full investigation into the incident. The mine was idle at the time of the incident, and there were no personnel in the mine nor any injuries or fatalities. At this time, Ramaco Resources is evaluating the extent of the damage. Production from the Berwind mine annualized to less than 0.3 million tons in the first half of 2022. Production at the Berwind mine is expected to be impacted for an indeterminant period of time. We assume that production will resume in the Berwind mine in January 2023 for our CORE projections.

At full production, including the Amonate Assets and the resumption of full production at the temporarily closed Berwind mine, we expect to produce approximately 1.1 million tons in 2023. We estimate that the Berwind Complex, excluding the Amonate Assets, contains approximately 9 million tons of coal reserves and 238 million tons in-place of coal resources with a mine life of over 20 years, and we estimate that the Amonate Assets contain an additional 43 million tons of coal.

CORE has leased its property interests at the Berwind Complex other than the Amonate Assets from a third-party lessor until August 2030. Thereafter, the lease extends for one-year periods until the reserves are exhausted. CORE currently has two subleases to Ramaco Resources at the Berwind Complex, each with an initial term of five years. The subleases renew in evergreen periods of five years each until exhaustion of all mineable and merchantable coal. Ramaco Resources is required to pay both minimum annual royalties and per ton production royalties under the subleases and an override royalty on the underground lease.

As referenced above, in December 2021, Ramaco Resources acquired what were called the Amonate Assets from Coronado Global Resources Inc., which now operate as part of the overall Berwind Complex, commencing production in March 2022. The acquisition primarily consisted of low and mid-volatile coal reserves and resources. It also included several additional permitted mines and an idled 1.3-million ton per annum capacity coal preparation plant with a rail loading facility, all of which is now being refurbished and is expected to begin operation in the fourth quarter of 2022.

The Amonate Assets are currently both owned in fee as well as leased from third-party owners. The coal preparation and rail load out facilities acquired with the Amonate Assets will serve the entire Berwind Complex and will generate revenue for CORE on a percentage of the realized sales price.

Production from the Berwind Complex will generate revenue for CORE based on an aggregate effective royalty of ranging from approximately 1.5% to 7% per ton fee for coal produced and loaded.

Knox Creek Complex

The Knox Creek coal reserves and resources are currently leased from third-party owners and will not be included in the CORE Assets initially. However, as discussed below, the Knox Creek Complex will produce CORE infrastructure revenue based on a fee of $10 per ton of coal processed and a fee of $5 per ton of loaded coal using the Knox Creek coal preparation facilities, which will serve the entire Knox Creek Complex.

The Knox Creek Complex consists of approximately 62,100 acres of controlled mineral, a 650 tons per hour preparation plant and a coal-loading facility with a refuse impoundment. Rail service is provided by Norfolk Southern.

In the fourth quarter of 2019, Ramaco Resources acquired multiple permits for mining at the Knox Creek Complex. These permits are in close proximity to our Knox Creek preparation plant and loadout infrastructure and provide immediate access to two separate mining areas in Southwestern Virginia. We have spent approximately $4.4 million of capital to develop a high-volatile A coal mine in the Jawbone seam. The mine has been developed up to the coal face and may be placed into production in the future. The second mining area is a surface mining operation known as the Big Creek mine in the Tiller seam that began production in August 2021 and is currently being mined via surface and highwall mining methods. We added a highwall miner at this mine in the fourth quarter of 2021 and anticipate full-year production of approximately 300,000 tons of primarily mid-volatile coal. We estimate that the Knox Creek Complex contains approximately 1.1 million tons of coal reserves and 296 million tons of coal resources and we expect Big Creek to continue production at these levels for approximately three years.

RAM Mine

CORE’s RAM Mine is located in southwestern Pennsylvania and consists of approximately 1,570 acres of controlled coal resources. Subject to the issuance of a final mining permit and satisfactory market conditions, the RAM Mine is expected to go into operation within 12 to 18 months of final permit issuance.

Production of high-volatile coal from the Pittsburgh seam at the RAM Mine is planned from a single continuous-miner room-and-pillar underground operation. The mine is in close proximity to Pittsburgh area coke plants and in particular the U.S. Steel Clairton plant, the largest coking facility in the United States. The Pittsburgh seam coal has historically been a key feedstock for these coke plants.

Operation of our RAM Mine may require access to a newly constructed preparation plant and loading facility, third-party processing or direct shipment of raw coal product. We currently expect that coal from the RAM Mine will be transported to our customers by highway trucks, rail cars or by barge on nearby river systems. Upon commencement of mining, we estimate that the mine will produce at an annualized rate of between 300,000 and 500,000 tons with an estimated 10 years of mining life. The Ram Mine contains an estimated 11 million tons of coal resources.

CORE currently has one lease arrangement with Ramaco Resources at our RAM Mine, with an initial term of 10 years expiring in August 2025, and with the right to extend for an additional term of 10 years unless Ramaco Resources elects not to renew, and thereafter automatic one-year renewals until exhaustion of all mineable and merchantable coal. Ramaco Resources is required to pay both minimum annual royalties and per ton production royalties of approximately 5% of realized sale price.

Infrastructure Assets Revenue

CORE’s coal infrastructure assets currently consist of coal preparation plants at each of the Elk Creek Complex, the Berwind Complex and the Knox Creek Complex, as well as rail-car loading facilities at the Elk Creek Complex, the Berwind Complex and the Knox Creek Complex. CORE’s infrastructure revenue will be calculated based on a fee of $10 per ton of coal processed and a fee of $5 per ton of loaded coal using the CORE Assets. CORE’s per ton processing and loading fees will be subject to redetermination at the discretion of our Board. CORE will not be allocated any capital or operating costs. Through the year ending December 31, 2021, we estimate that CORE would have recognized pro forma $32 million of infrastructure assets revenue from our Elk Creek, Berwind and Knox Creek preparation plants and rail load-outs. The infrastructure assets revenue associated with the existing CORE infrastructure assets is projected to be $41 million in full-year 2022 and $65 in 2023 based on projected throughput.

Elk Creek Facilities

Elk Creek Complex coal production is processed through a 700 raw-ton-per-hour preparation plant operated by Ramaco Resources. The plant has a large-diameter (48”) heavy-media cyclone, dual-stage spiral concentrators, froth flotation, horizontal vibratory and screen bowl centrifuges.

The rail load-out facilities at the Elk Creek Complex are capable of loading 4,000 tons per hour and a full 150-car unit train in under four hours. The load-out facility is served by the CSX railroad. There are no third parties utilizing our rail facilities.

In 2021, Ramaco Resources shipped 2.0 million tons of Company produced coal from the Elk Creek Complex, 95% of which was processed at the Elk Creek preparation plant and 97% of which was shipped out via rail loadout. At a fee of $10 per ton of processed coal and $5 per ton of loaded coal, this would have equated to $29 million of revenue in 2021. Through the year ending December 31, 2022, we estimate that CORE would have recognized pro forma $30 million of revenue from our preparation plant and rail load-out.

During 2022, we plan to begin work on a throughput upgrade at the Elk Creek preparation plant. This upgrade, which has been approved by our Board, is expected to raise the nameplate processing capacity to approximately 1,150 raw tons per hour and annual processing capacity from this complex to approximately 3.0 million tons per year. We anticipate that this upgrade will be completed in the second quarter of 2023.

Berwind Facilities

Coal from the Berwind Complex is processed through a 650 raw-ton-per-hour preparation plant. We expect to utilize the facility to process coal from both the Berwind Complex and the recently acquired Amonate Assets. Production for 2023 is expected to be approximately 1.1 million tons of primarily low-volatile coal, up from 0.5 million tons in 2022. The Berwind Complex loads its coal utilizing a railcar-loading facility, which is served by the Norfolk Southern railroad.

In 2021, Ramaco Resources shipped 0.2 million tons of Company produced coal from the Berwind Complex, which was trucked to our Knox Creek preparation plant for processing. This tonnage did not include coal from the Amonate Assets, which we acquired in December 2021. Upon completion of the upgrade and rehabilitation of the preparation plant at the Berwind Complex that we acquired in the purchase of the Amonate Assets, most coal mined at the Berwind Complex will be processed in that preparation plant, which began refurbishment in December 2021 and is expected to commence initial operation in the third quarter of 2022. Once the refurbishment is complete, the Berwind preparation plant, at a fee of $10 per ton of processed coal and $5 per ton of loaded coal, this would have equated to $3 million in 2021 had the preparation plant and rail load-out been operational. Through the year ending December 31, 2022, we estimate that CORE would have recognized pro forma $8 million of revenue from the preparation plant and rail load-out, had these been operational at the time. Instead, the aforementioned revenue was recognized at our Knox Creek facilities, as our Berwind preparation plant and rail load-out was not yet up and running.

Knox Creek Facilities

The Knox Creek preparation plant has a capacity of processing 750 tons of raw coal per hour. In 2021, Ramaco Resources shipped 0.2 million tons of coal, the majority of which was produced at the Berwind Complex. All such coal was processed at our Knox Creek preparation plant and 68% of which was shipped via our rail load-out. At a fee of $10 per ton of processed coal and $5 per ton of loaded coal, this would have equated to $3 million of revenue in 2021. Through the year ending December 31, 2022, we estimate that CORE would have recognized pro forma $11 million of revenue from our Knox Creek preparation plant and rail load-out. This is inclusive of coal that was produced at the Berwind Complex and trucked to the Knox Creek Complex. We also process coal purchased from other independent producers at the Knox Creek preparation plant and load-out facilities.

Carbon Products

In 2011, Ramaco Carbon, LLC (“Ramaco Carbon”) acquired one of the largest fee owned private thermal coal deposits in the western United States from the Pittston Coal Company. The property was planned and permitted over several years and is now called the Brook Mine property. The Brook Mine property is located in the northern Powder River Basin near Sheridan, Wyoming and encompasses approximately 16,000 acres containing an in-place coal deposit of over 1.0 billion tons. The Ramaco Carbon permit is for a portion of the property containing an estimated 162 million tons of coal in addition to the REEs have been discovered in the Brook Mine coal seams and surrounding sub-surface strata. See “–Rare Earth Elements.”

In response to a fundamental shift in the U.S. coal-fired power generation market, which reduced demand for Powder River Basin coal, Ramaco Carbon, initiated a program to investigate alternative uses of its substantial coal resources. Over the past nine years, CORE has partnered with several research institutes, universities, strategic partners and, importantly, two Department of Energy National Laboratories spearheading U.S. national efforts to develop coal-to-carbon technology. CORE has secured exclusive licensing agreements from both the ORNL and the NETL for the research and development of a wide range of potential commercial applications of coal-to-carbon-based products and materials. As a result of its early initiative and research work to-date, CORE now has an industry leading position in the development of a coal-to-carbon products industry with 53 patented or patent pending processes to cost effectively convert coal to high value products.

Carbon Products Business Opportunity

Although we currently expect no carbon product revenue in 2022 and 2023, to commercialize the substantial Brook Mine coal deposits, we have developed a vertically integrated business plan that envisions the mining of coal that can be processed onsite into much higher value carbon products using our patented processes as well as the extraction and processing of high value REEs. The residual coal can then be sold into the thermal coal market with the proceeds being used to partially, or fully, fund the operating costs of mining, depending on the then prevailing price of Powder River Basin thermal coal. CORE could enter into an agreement with Ramaco Resources or a third party to develop the Brook Mine property and supply feedstock to carbon products manufacturing plants under long-term contracts, which could provide a royalty income stream to CORE in the future if successfully placed into production.

The scope of CORE’s research and development efforts is shown below by the different product examples that CORE has established as its material pillars. These coal-to-carbon product materials have strategic, wide-ranging relevancy in several essential market segments.

Market Segments

Material	Building Products	Electric Vehicles	Renewable Energy	Life Sciences	Electronics
Activated Porous Carbons	✓	✓		✓	✓
Graphene	✓	✓	✓	✓	✓
Graphite		✓		✓	✓
Carbon Fiber	✓	✓	✓	✓
Rare Earth Elements		✓	✓	✓	✓

The first two carbon product materials that we believe can be commercialized over the next two years are porous carbon and graphene. Both of these materials have established markets that allow for both cost and quality substitution.

•	Porous Carbon: PCs are any form of carbon made into high surface area absorbents that can be to attract and adsorb certain types of particles. PC is used as a primary material of construction for EV batteries and related fuel cell technologies. CORE’s research and development efforts with the NETL have helped produce a process for creating a high surface area carbon that constitutes an important component of an EV battery. This higher surface area from the PC hopefully will allow the battery to have a more efficient utilization of the cathode energy flow, which ultimately is expected to provide the EV a longer range and allow for a faster charge.

•	Graphene: Graphene is a two-dimensional single sheet of carbon atoms arranged in a hexagonal pattern that can exhibit stiffness, high thermal and electrical conductivity, strong chemical durability and high electron mobility. These properties may impart mechanical strength, corrosion resistance, durability, fracture toughness, thermal/electrical conductivity, and unique optical properties (emission and detection) to devices and composites. CORE has received three issued patents related to methods for producing and/or utilizing graphene from thermal carbon ore. The first form is suited for high volume bulk applications in the building products industry, where it can be used as a concrete additives admixture for cement and as an additive for paints and coatings. It also reduces permeability in paint/cement, which makes the product stronger, and allows it to last longer. The second form utilizes a high-quality form of graphene ideal for use in a wide range of electronic and life science applications.

CORE has been in discussion with various parties, including Ramaco Resources, about licensing certain of its carbon products technologies for the manufacture of carbon products in facilities at the iPark property. If CORE is successful in negotiating agreements with third parties interested in manufacturing carbon products using Carbon Ore sourced from the Brook Mine property, CORE could receive future licensing fees from its patents and intellectual property, royalties on production at the Brook Mine property and lease income on the iPark property. We estimate that the commencement of carbon products commercial manufacturing could have a lead time of two to five years dependent on the product or material involved.

Carbon Products Facilities

CORE has also developed the Carbon Advanced Material Innovation Center. The iCAM is located contiguous to the Brook Mine property and has laboratory facilities to continue important research alongside national labs, other research institutes, and universities. We expect that the applied research will continue to develop new coal-to-carbon products applications. CORE has received five research grants from national labs to date, and its independent research efforts have resulted in six granted U.S. patents, one granted South African patent, two allowed U.S. patent applications, and approximately 44 more currently in process throughout various countries ranging from process to end product patents. CORE also has established research and development relationships with the NETL, the ORNL and several other leading research universities and private research organizations.

CORE also has the iPark, contiguous to the Brook Mine property and the iCAM, designed to house initial coal-to-carbon products manufacturing facilities. Future manufacturing operations can purchase or lease land at the iPark complex from CORE. To maximize logistical cost advantage, it is envisioned that these production facilities will purchase carbon feedstock from the Brook Mine property and convey the carbon ore to the processing plants at the iPark.

Rare Earth Elements

Although we currently expect no revenue from REEs in 2022 and 2023, the following is a discussion of developments pertaining to REEs that have been discovered in the Brook Mine coal seams and surrounding sub-surface strata, which is in addition to a large coal deposit at the Brook Mine property.

REEs are naturally occurring elements which are critical to a multitude of end markets including renewable energy, rechargeable batteries, consumer electronics, EVs, defense, medicine, agriculture, high-tech and chemical industries, many of which are experiencing rapidly increasing demand.

The United States has long been dependent on foreign sources, primarily China, to serve domestic markets requiring REE materials for manufacturing. Congress and the Department of Energy have earmarked millions of dollars to develop REEs.

Since 2014, the NETL, has been identifying high potential domestic sources of REEs as strategically critical to the United States economy and national security. The NETL has been engaged in research and development focused on the identification, extraction, separation and recovery of concentrated REE minerals from coal-based sources. Through a partnership within a Cooperative Research and Development Agreement, the NETL is working with CORE to assess REE occurrences in coal deposits and related sedimentary strata at CORE’s Brook Mine property.

Based on early sampling and analysis, the results of the NETL’s initial analysis of the Brook Mine property and external analysis from Weir International, Inc. have shown REE concentrations characterized by the NETL as “very promising.” The initial NETL analysis revealed concentrations with a potentially world-class REE accumulation of middle REEs and heavy REEs shown in the graph below. The graph compares the relative concentration of REEs within the Brook Mine property (shown in blue) to known REE mines/deposits around the world:

Figure – Plot contrasting the Brook Mine samples versus other worldwide commercial REE ore bodies. This documents the significant promise of the Brook Mine REE deposits, which fall along the promising to highly promising spectrum for the full range of REEs, including the highly valued medium and heavy REEs. Based on this NETL data from 2020, the Brook Mine would rank as among the highest concentrations of REEs found in any deposits on a world-wide basis, including Chinese deposits.

Between November 2021 and February 2022, we completed a comprehensive drilling and coring exploration program consisting of 14 new drillholes targeting three coal seams within the Brook Mine property. Zones of elevated REEs were identified, with several intervals for REEs in two of the holes nearing 1,500 ppm.

We intend to continue to assess the REE development potential of the Brook Mine property through an ongoing 99-hole core drilling program, which we initiated in April 2022 with additional sampling analysis conducted by the NETL. This additional coring will also be used to assess the economic potential for REE recovery within the Brook Mine property. Through July 31, 2022, 29 cores have been drilled, 18 of which have been preliminarily analyzed using XRF scanners in the field with 100% showing the presence of REEs. More extensive testing and analysis is planned by the NETL to determine the size and areal extent of the REE deposit. It is estimated that the Ramaco Resources capital expenditure associated with the REE drilling program will total approximately $1.5 million in 2022.

This current drilling program will supplement an established 3,500 ft. sampling grid for the targeted coal seams within the Brook Mine property permit area. The drilling, core logging and XRF analysis is expected to be completed in late 2022. As a result of new drilling activity contemplated by the current drilling program, we expect the sampling grid to decrease to approximately 1,500 ft. Once completed, the additional drill core and analyses is expected to significantly enhance CORE’s understanding of both the deposit zones containing concentrations of REEs as well as the REE spatial distribution within the Brook Mine property.

Assuming that these efforts confirm the commercial viability of mining REEs, CORE could likely enter into a lease and royalty agreement with Ramaco Resources, or another party, to mine and commercially develop both the REEs and the coal.

Investment Highlights

•	Experienced management team. CORE, through Ramaco Resources, has a highly experienced management team with a long history of evaluating, pursuing, consummating and leasing/developing acquisitions of coal reserve interests. They have previously held senior business development, financial and operations positions at large, publicly traded coal companies as well as successful private coal companies.

•	Significant revenue from coal royalties and infrastructure processing. CORE is expected to pay a quarterly dividend based on the financial performance of the CORE Assets, subject to the discretion of our Board, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. The timing and amount of dividends declared in future periods will depend on, among other things, (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in the Credit Agreement and any future debt instruments that we may enter into and (d) provisions of applicable law governing the dividends. Based on Ramaco Resources’ projected coal production for the second half of 2022 and full year 2023 together with existing sales contracts and using the forward market prices for coal similar in grade to Ramaco Resources’, as well as the coal preparation and rail load-out fees in place, we project total revenue attributable to the CORE Assets to be $56.9 million and $96.6 million for the years ending December 31, 2022 and 2023, respectively. Based on these projections, we expect revenue available for payment as dividends to holders of our Class B common stock to be approximately $2.84 million per quarter ($11.4 million annualized) for the balance of 2022 and $4.83 million per quarter ($19.3 million annualized) in 2023 based on the anticipated dividend of 20% of the revenue attributable to the CORE Assets. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. See “Cash Dividend Policy and Restrictions on Dividends.”

•	CORE’s royalty and infrastructure revenue will be less volatile. Because CORE’s revenue will be calculated on royalty income and infrastructure usage fees before the allocation of capital expenditures or operating expenses, CORE’s revenue is impacted less by changes in coal prices than Ramaco Resources.

•	Geologically advantaged metallurgical coal properties. CORE has advantaged geologic characteristics such as relatively thick coal seams at the underground mines, a low overburden mining ratio at the surface mines and desirable metallurgical coal quality which will foster continued mining activity and which we expect to generate royalty income over the next 20 years or more. Furthermore, a majority of the coal seams being developed on our properties are accessible above drainage, thereby reducing our up-front development costs as operator. These characteristics contribute to a production profile that we believe will contribute to a cash cost of production for our lessees that is substantially below most U.S. domestic metallurgical coal producers. As a result, we expect our lessees to operate our reserves profitably, which we believe will lead to relatively consistent production and royalty incomes from our properties.

•	High quality and efficient coal infrastructure assets. CORE’s infrastructure assets are integral to Ramaco Resources’ mining operations and have been recently built or refurbished. As a result, these assets have relatively low operating costs.

•	Upside from potential carbon products. Ramaco Carbon’s research and development work over the past nine years has resulted in 53 issued, allowed and pending patents on processes to convert low-cost coal from Ramaco Resources’ Brook Mine property into high value carbon products such as porous carbon, graphene, carbon fiber, graphite and others. As a result, CORE is positioned to gain a first mover market position in the U.S. coal-to-carbon products industry by utilizing its leading-edge technology, proprietary intellectual property and low-cost carbon ore resource base.

•	Potential for the Brook Mine property to become an important U.S. source of REEs. Although in the early stage of determining the size and commercial potential of our REE deposit, initial analysis by the NETL and by the engineering consulting firm WEIR International, Inc. has found high concentration levels of a range of REEs, including the higher value medium and heavy REEs, within the Brook Mine seams. If these potentially world-class concentrations of REEs are commercially viable, such a development could provide CORE an additional royalty income stream.

Dividend Policy

We currently pay a cash dividend of $5.0 million per quarter ($20.0 million annualized) on the existing common stock and expect to pay an initial cash dividend of $2.84 million per quarter ($11.4 million annualized) on the Class B common stock for the balance of 2022. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. For illustration in 2023, if the Class A common stock cash dividend remained constant at $20.0 million and we additionally paid an estimated dividend of $19.3 million on the Class B common stock, the cash dividends from the shares of Class A common stock and Class B common stock would total $39.3 million. The dividend yield for these combined payments would be based upon the stock price at the time. There is no guarantee that we will pay cash dividends to the holders of our Common Stock, including our Class B common stock, each quarter. Aside from the dividend policy described in this prospectus, we do not currently have or expect to have a separate dividend policy.

Both the 2022 and 2023 dividend payments on the Class B common stock would be made based on the performance of the CORE Assets and are estimated below based on an anticipated dividend distribution of 20% of the revenue attributable to the CORE Assets. The dividends for our Class A common stock and Class B common stock will be consistent with our publicly disclosed dividend policy, which may be modified by our Board from time to time.

Our ability to pay dividends is subject to the discretion of our Board, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. The timing and amount of dividends declared will depend on, among other things: (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in our Credit Agreement and any future debt instruments and (d) provisions of applicable law governing the payment of dividends.

The revenues attributable to CORE may be highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. See “Risk Factors—Dividends on our Class B common stock are discretionary. We cannot guarantee that we will be able to pay dividends in the future or what the actual dividends will be for any future periods,” and “—Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy.”

Treatment of Fractional Shares

You will not receive fractional shares in connection with the Distribution. Instead, the transfer and distribution agent will aggregate all fractional shares into whole shares and sell the whole shares at prevailing market prices on behalf of those holders who would have been entitled to receive a fractional share. The transfer and distribution agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by us. We anticipate that these sales will occur as soon as practicable after the Distribution is completed. Those holders will then receive a cash payment in the form of a check or wire transfer in an amount equal to their pro rata share of the total net proceeds of those sales. If you hold your stock through the transfer and distribution agent’s Direct Registration System, your check for any cash that you may be entitled to receive instead of fractional shares of Class B common stock will be mailed to you separately.

Neither we nor the transfer and distribution agent will guarantee any minimum sale price for any fractional shares. No interest will be paid on any cash you receive in lieu of a fractional share. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “Material U.S. Federal Income Tax Consequences—Tax Treatment of the Distribution.”

Recent Developments

Maben Acquisition

On August 8, 2022, the Company announced that Ramaco Development and Appleton Coal LLC, entered into an agreement (the “Purchase Agreement”) to acquire 100% of the membership interests in Maben Coal LLC, a Delaware limited liability company (“Maben”), including its approximately 33 million tons of low volatile coal for an aggregate purchase price of $30 million, which closed on September 23, 2022. We anticipate initial highwall production will commence in late 2022, reaching full production of 250,000 tons of low volatile coal during the first half of 2023. The transaction also provides the future optionality to increase annual production to approximately 1 million tons annually.

In connection with closing the Maben transaction, on September 23, 2022, Ramaco Development, entered into a loan agreement, pursuant to which a lender made a vendor loan to Ramaco Development in the amount of $21 million to be used by Ramaco Development for the sole purpose of paying a portion of the purchase price in said amount to Appleton Coal LLC for the purchase of Maben pursuant to the Purchase Agreement.

Methane Ignition at Berwind Mine

On July 10, 2022, we experienced a material methane ignition at our Berwind mining complex. The cause of the ignition is unknown. We, in conjunction with the appropriate state and federal regulatory authorities, will be conducting a full investigation into the incident. The mine was idle at the time of the incident, and there were no personnel in the mine nor any injuries or fatalities. We are evaluating the extent of the damage. Production from the Berwind Complex is expected to be impacted for an indeterminant period of time. We will provide additional information regarding plans for both the rehabilitation and restarting of the mine as it becomes available.

Special Meeting and Stockholder Approval

At a special meeting on                , 2022 (the “special meeting”), our stockholders approved an amendment and restatement of our amended and restated certificate of incorporation (the “charter amendment proposal”). Such amendment contemplates, among other things, (1) reclassifying our existing common stock as shares of Class A common stock, (2) creating a separate Class B common stock and (3) providing our board of directors the option, in its sole discretion, to exchange all outstanding shares of the Class B common stock into shares of Class A common stock based on an exchange ratio determine by a 20-day trailing volume-weighted average price for each class of stock. These amendments will become effective concurrent with the Distribution. Stockholders are not being asked to vote for or against the Distribution (as defined below) at the Special Meeting and may not have the opportunity to vote on any subsequent distributions of Class B common stock in the future, with such determination to be made in the discretion of our Board and subject to applicable stock exchange rules and law. As of October 10, 2022, we had 44,121,702 shares of existing common stock outstanding.

Corporate Information

Our headquarters are located at 250 West Main Street, Suite 1800, Lexington, Kentucky 40507, and our telephone number is (859) 244-7455. Our investor relations website address is ir.ramacoresources.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Description of the Class B Common Stock

Please see “The Distribution” for a more detailed description of the matters described below.

Issuer	Ramaco Resources, Inc.
Security to be Distributed	Class B common stock.
Distribution Ratio	Each holder of existing common stock will receive a distribution of 0.2 shares of Class B common stock for every one share of existing common stock held on the record date (with cash in lieu of any fractional share interests).
Fractional Shares	Fractional shares of our Class B common stock will not be distributed. Fractional shares of our Class B common stock will be aggregated and sold in the public market by the transfer and distribution agent, and stockholders will receive a cash payment in lieu of a fractional share. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.
Distribution Agent, Transfer Agent and Registrar for the Shares	American Stock Transfer & Trust Company will be the distribution agent, transfer agent and registrar for the shares of our common stock.
Record Date	The record date is the close of business, New York City time, on , 2022.
Distribution Date	, New York City time, on , 2022.
Additional Issuances	Additional shares of the Class B common stock may be issued from time to time, including as consideration for acquisitions or for cash.
CORE Assets	The CORE Assets will initially consist of coal royalties, coal infrastructure revenue, Ramaco Carbon and REEs. Our Board retains full discretion to modify the CORE Assets from time to time. Holders of the Class B common stock will not have any specific rights with respect to CORE. See “Risk Factors—Holders of Class B common stock are common stockholders of the Company and, therefore, are subject to risks associated with an investment in the Company as a whole, even if a holder does not own shares of Class A common stock.”
Dividend Policy	Subject to the discretion of our Board, the requirements of applicable law and any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock, we expect to pay an initial cash dividend of $2.84 million per quarter ($11.4 million annualized) on the Class B common stock for the balance of 2022 and $4.83 million per quarter ($19.3 million annualized) in 2023 based on the anticipated dividend of 20% of the revenue attributable to the CORE Assets. The timing and amount of dividends declared in future periods will depend on, among other things, (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in the Credit Agreement and any future debt instruments that we may enter into and (d) provisions of applicable law governing the dividends. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. Our Board may modify the dividend policy from time to time. See “Cash Dividend Policy and Restrictions on Dividends.
Voting and Governance	The Class B common stock will vote with the Class A common stock as a single class on all matters on which the Class A common stock is entitled to vote. The Class B common stock will not have any specific voting rights or governance with respect to CORE.
Exchange Right	Following the distribution of the Class B common stock, our Board may, in its sole discretion, elect to exchange all outstanding shares of the Class B common stock into shares of Class A common stock based on an exchange ratio determined by a 20-day trailing volume-weighted average price (“VWAP”) for each class of stock.

Use of Proceeds	We will not receive any proceeds from the distribution of our Class B common stock in the Distribution.
Material U.S. Federal Income Tax Consequences of the Distribution

Kirkland & Ellis LLP (“Kirkland & Ellis”) is providing an opinion as of the date hereof, which is being filed herewith as Exhibit 8.1 to the registration statement of which this prospectus is a part, to the effect that, under current U.S. federal income tax law:

•      the Class B common stock should be treated as stock of the Company for U.S. federal income tax purposes;

•      the Distribution should qualify as a distribution under Section 305(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and therefore no income, gain or loss should be recognized by the holders of our existing common stock as a result of the Distribution (except with respect to the receipt of cash in lieu of fractional shares);

•      no gain or loss should be recognized by us as a result of the Distribution; and

•      the Class B common stock should not constitute “Section 306 stock,” within the meaning of Section 306(c) of the Code.

For a more complete summary of such opinion and the material U.S. federal income tax consequences of the Distribution and the ownership and disposition of the Class B common stock, see “Material U.S. Federal Income Tax Consequences.”

Listing	There is not currently a public market for our Class B common stock. We intend to apply to list our Class B common stock on the NASDAQ under the symbol “METCB.”
Risk Factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Summary Historical Financial Data

The following tables sets forth our historical financial data as of June 30, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2021, 2020 and 2019. The following information is qualified in its entirety by, and should be read in conjunction with, our audited financial statements and notes thereto for the periods presented that are included in our Quarterly Report on Form 10-Q for the six months ended June 30, 2022 and our Annual Report on Form 10-K for the year ended December 31, 2021, both of which are incorporated by reference herein. See “Where You Can Find More Information.”

Summary Balance Sheet Data

	Six months ended June 30,		Years ended December 31,
(in thousands)	2022	2021	2021	2020	2019

	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$43,461	$19,394	$21,891	$5,300	$5,532
Property, plant and equipment – net	341,596	177,575	227,077	180,531	178,202
Total assets	489,706	247,082	329,033	228,623	226,813
Current maturities of long-term debt	40,531	6,679	11,135	4,872	3,333
Long-term debt, less current portion	58,972	6,709	40,301	12,578	9,614
Other long-term obligations	40,254	18,026	30,998	17,837	20,705
Total stockholders’ equity	279,682	185,430	211,074	169,095	170,083

Summary of Results of Operations Data

	Six months ended June 30,		Years ended December 31,
(in thousands, except per share data)	2022	2021	2021	2020	2019

	(unaudited)
Revenue	$293,537	$119,511	$283,394	$168,915	$230,213

Costs and expenses
Cost of sales (exclusive of items shown separately below)	157,897	88,958	195,412	145,503	162,470
Asset retirement obligations accretion	990	305	615	570	511
Depreciation and amortization	18,463	12,110	26,205	20,912	19,521
Selling, general and administrative	20,610	9,873	21,629	21,023	18,179
Total costs and expenses	197,960	111,246	243,861	188,008	200,681

Operating income	95,577	8,265	39,533	(19,093)	29,532

Other income	2,714	6,367	7,429	11,926	1,758

Interest expense, net	(3,068)	(485)	(2,556)	(1,224)	(1,193)
Income before tax	95,223	14,147	44,406	(8,391)	30,097

Income tax expense (benefit)	20,472	62	4,647	(3,484)	5,163

Net income	$74,751	$14,085	$39,759	$(4,907)	$24,934

Earnings per common share
Basic	$1.69	$0.32	$0.90	$(0.12)	$0.61
Diluted	$1.66	$0.32	$0.90	$(0.12)	$0.61

Adjusted EBITDA	$121,917	$29,624	$79,042	$18,455	$55,382

Non-GAAP Financial Measures

Adjusted EBITDA is used as a supplemental non-GAAP financial measure by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance.

We define Adjusted EBITDA as net income plus net interest expense, stock-based compensation, depreciation and amortization expenses, income taxes and accretion of asset retirement obligations. A reconciliation of net income to Adjusted EBITDA is included below. Adjusted EBITDA is not intended to serve as an alternative to GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.

	Six months ended June 30,		Years ended December 31,
(in thousands)	2022	2021	2021	2020	2019

	(unaudited)
Reconciliation of Net Income to Adjusted EBITDA
Net Income	$74,751	$14,085	$39,759	$(4,907)	$24,934
Depreciation and amortization	18,463	12,110	26,205	20,912	19,521
Interest expense, net	3,068	485	2,556	1,224	1,193
Income tax expense (benefit)	20,472	62	4,647	(3,484)	5,163
EBITDA	116,754	26,742	73,167	13,745	50,811
Stock-based compensation	4,173	2,577	5,260	4,140	4,060
Accretion of asset retirement obligation	990	305	615	570	511
Adjusted EBITDA	$121,917	$29,624	$79,042	$18,455	$55,382

Summary Attributed Historical Financial Data

The following tables sets forth selected historical attributed unaudited financial data for CORE as of June 30, 2022, and for each of the years in the two-year period ended December 31, 2021 and 2020. The following information is qualified in its entirety by, and should be read in conjunction with, our audited financial statements and notes thereto for the periods presented incorporated by reference herein.

Selected Summary of Results of Operations Data

	Six months ended June 30,		Years ended December 31,
(in thousands, except per share data)	2022	2021	2021	2020

	(unaudited)
Royalty revenue	$5,510	$2,244	$5,627	$3,265
Infrastructure revenue	16,157	15,181	32,038	24,414
Pro forma revenue	21,667	17,425	37,665	27,679
Cash available	21,667	17,425	37,665	27,679
20% cash available for dividend	4,333	3,485	7,533	5,536
Per share Class B common stock	$0.48	$0.38	$0.83	$0.61

Non-GAAP Financial Measures

20% cash available for dividend is used as a supplemental non-GAAP financial measure by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe 20% cash available for dividend is useful because it allows us to more effectively estimate the amount of cash available for payment of dividends on our Class B common stock.

We define 20% cash available for dividend as 20% of total revenue plus royalty revenue and infrastructure revenue, minus revenue attributable to non-CORE Assets. A reconciliation of total revenue to 20% cash available for dividend is included below. 20% available for dividend is not intended to provide an indication of our liquidity, to serve as an alternative to GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.

	Six months ended June 30,		Years ended December 31,
(in thousands)	2022	2021	2021	2020
	(unaudited)
Reconciliation of revenue to 20% cash available for dividend
Total Revenue	$293,537	$119,511	$283,394	$168,915
Royalty revenue	5,510	2,244	5,627	3,265
Infrastructure revenue	16,157	15,181	32,038	24,414
Adjusted pro forma revenue	315,204	136,936	321,059	196,594
Elimination of revenue from coal sales	(293,537)	(119,511)	(283,394)	(168,915)
Pro forma cash available for dividend	$21,667	$17,425	$37,665	$27,679
20% cash available for dividend	$4,333	$3,485	$7,533	$5,536

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described in the section “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2021 and our subsequent quarterly reports on Form 10-Q, which are incorporated by reference in this prospectus in their entirety, as well as other information in this prospectus, any accompanying prospectus supplement and other documents that are incorporated by reference herein or therein, before purchasing any securities offered hereby. Each of the risks described could materially adversely affect our business, financial condition, results of operations, or ability to make distributions to our stockholders. In such case, you could lose all or a portion of your original investment. See “Where You Can Find Additional Information” beginning on page 53 of this prospectus.

Risks Related to our Proposed Tracking Stock Structure

Holders of Class B common stock are common stockholders of the Company and, therefore, are subject to risks associated with an investment in the Company as a whole, even if a holder does not own shares of Class A common stock.

Even though we have attributed, for financial reporting purposes, CORE to the Class B common stock in order to prepare the separate financial statement schedules included in this prospectus, we will retain legal title to all of our assets and our tracking stock capitalization will not limit our legal responsibility, or that of our subsidiaries, for the liabilities included in any set of financial statement schedules. Holders of Class B common stock will not have any legal rights related to specific assets attributed to CORE and, in any liquidation, holders of Class B common stock and Class A common stock will be entitled to receive a pro rata share of our available net assets based on their respective numbers of shares. See “Description of Common Stock—Class A and Class B Common Stock—Liquidation Rights.”

Our Board’s ability to reattribute businesses, assets and expenses between the Class A common stock and Class B common stock may make it difficult to assess the future prospects of a class of common stock based on past performance.

Our Board currently expects to attribute 100% of the costs associated with the CORE Assets to Ramaco Resources and zero such costs to CORE; however, our Board is vested with discretion to reattribute businesses, assets and liabilities that are attributed to one class of common stock to another class of common stock, without the approval of any of our stockholders. Any such reattribution made by our Board, as well as the existence, in and of itself, of the right to effect a reattribution may impact the ability of investors to assess the future prospects of the businesses and assets attributed to a class of common stock, including liquidity and capital resource needs to pay the projected dividend to holders of our Class B common stock, based on past performance. Stockholders may also have difficulty evaluating the liquidity and capital resources of the businesses and assets attributed to each class of common stock based on past performance, as our Board may use the liquidity of one class to fund the liquidity of another class and capital expenditure requirements through the use of loans and interests between classes. See “Cash Dividend Policy and Restrictions on Dividends” for additional information.

We could be required to use assets attributed to one class of common stock to pay liabilities attributed to another class.

The assets attributed to one class are potentially subject to the liabilities attributed to another class, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other class. No provision of our Amended Charter prevents us from satisfying liabilities of one class with assets of another class, and our creditors will not in any way be limited by our tracking stock capitalization from proceeding against any assets they could have proceeded against if we did not have a tracking stock capitalization. See “Cash Dividend Policy and Restrictions on Dividends” for additional information.

Dividends on our Class B common stock are discretionary. We cannot guarantee that we will be able to pay dividends in the future or what the actual dividends will be for any future periods.

Our ability to pay dividends is subject to the discretion of our Board, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. The timing and amount of dividends declared in future periods will depend on, among other things, (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in the Credit Agreement and any future debt instruments that we may enter into and (d) provisions of applicable law governing the dividends. We have not established a minimum dividend payment for any class of our Common Stock, including our Class B common stock. Further our ability to pay and the amount of dividends declared in future periods may be harmed by other risk factors described herein and incorporated by reference herein. There are no assurances on our ability to pay dividends in the future.

The market price of the Class B common stock may not reflect the performance of CORE attributed to it, as we intend.

We cannot assure you that the market price of the Class B common stock related to CORE will, in fact, reflect the performance of CORE attributed to it. Holders of Class B common stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of our businesses, assets and liabilities. As a result, the market price of Class B common stock may, in part, reflect events that are intended to be reflected by the Class A common stock of the Company. In addition, investors may discount the value of Class B common stock because it is part of a common enterprise rather than a stand-alone entity.

The market price of the Class B common stock may be volatile, could fluctuate substantially and could be affected by factors that do not affect traditional common stock.

We do not know how the market will react to the Distribution. In addition, to the extent the market price of the Class B common stock tracks the performance of more focused classes of businesses and assets than our existing common stock does, the market price of the Class B common stock may be more volatile than the market price of our existing common stock has been historically. The market price of the Class B common stock may be materially affected by, among other things:

•	actual or anticipated fluctuations CORE’s operating results;

•	potential acquisition activity by the Company (regardless of the class to which it is attributed) or the companies in which we invest;

•	issuances of debt or equity securities to raise capital by the Company or the companies in which we invest and the manner in which that debt or the proceeds of an equity issuance are attributed to each of the classes;

•	changes in financial estimates by securities analysts regarding the Class B common stock, the Class A common stock or CORE attributable to the Class B common stock;

•	the complex nature and the potential difficulties investors may have in understanding the terms of our new tracking stock, as well as concerns regarding the possible effect of certain of those terms on an investment in our stocks; and

•	general market conditions.

We cannot assure you that the combined market value of the shares of Class A common stock and Class B common stock that you receive as result of the Distribution will equal or exceed the current market value of that share of our existing common stock. Until an orderly trading market develops for the Class B common stock following the Distribution, the trading price of the Class B common stock may fluctuate significantly.

The market value of the Class B common stock could be adversely affected by events involving the other assets and businesses of the Company.

Because we will be the issuer of the Class B common stock, an adverse market reaction to events relating to any of our assets and businesses, such as earnings announcements or announcements of new products or services, acquisitions or dispositions that the market does not view favorably, may cause an adverse market reaction in a particular class of common stock. This could occur even if the triggering event is not material to us as a whole. Certain events may also have a greater impact on one class than the same triggering event would have on another class due to the asset composition of the affected class. In addition, the incurrence of significant indebtedness by us or any of our subsidiaries on behalf of one class, including indebtedness incurred or assumed in connection with acquisitions of or investments in businesses, could affect our credit rating and that of our subsidiaries and, therefore, could increase the borrowing costs of businesses attributable to our other classes or the borrowing costs of the Company as a whole.

We may not pay dividends equally or at all on our classes of common stock.

We will have the right to pay dividends on the shares of Class A common stock and Class B common stock in equal or unequal amounts, and we may pay dividends on one class of common stock and not pay dividends on another class. In addition, any dividends or distributions on, or repurchases of, shares relating to a class will reduce our assets legally available to be paid as dividends on another class.

The assumptions underlying the forecast of cash available for distribution that we include in “Cash Dividend Policy and Restrictions on Dividends” may prove inaccurate and are subject to significant risks and uncertainties, which could cause actual results to differ materially from our forecasted results.

The forecast of cash available for distribution set forth in “Cash Dividend Policy and Restrictions on Dividends” includes our forecast of our results of operations and cash available for dividend for the years ending December 31, 2022 and 2023. The assumptions underlying the forecast may prove inaccurate and are subject to significant risks and uncertainties that could cause actual results to differ materially from our forecasted results. If our actual results are significantly below forecasted results, or if our expenses are greater than forecasted, we may not generate enough cash available for dividend to pay the minimum quarterly dividend or any amount on our Class A common stock or Class B common stock, which may cause the market price of our common stock to decline materially.

Our new tracking stock capital structure could create conflicts of interest, and our Board may make decisions that could adversely affect only some holders of our common stock.

Our new tracking stock capital structure could give rise to occasions when the interests of holders of one class of common stock might diverge or appear to diverge from the interests of holders of another class of common stock. Our Class B common stock is not issued by a separate entity and thus holders of Class B common stock will not have the right to elect a separate board of directors. As a result, the Company’s officers and directors owe fiduciary duties to the Company as a whole and all of our stockholders as opposed to only holders of a particular class of common stock. Decisions deemed to be in the best interest of the Company and all of our stockholders may not be in the best interest of a particular class of common stock when considered independently. Examples include:

•	decisions as to the terms of any business relationships between classes of common stock;

•	the terms of any reattributions of assets between classes of common stock;

•	decisions as to the allocation of consideration among the holders of Class B common stock and Class A common stock to be received in connection with a merger involving the Company;

•	decisions as to the allocation of corporate opportunities between the classes, especially where the opportunities might meet the strategic business objectives of both classes;

•	decisions as to operational and financial matters that could be considered detrimental to one class but beneficial to the other;

•	decisions as to the conversion of shares of Class B common stock into shares of Class A common stock;

•	decisions regarding the creation of, and, if created, the subsequent increase or decrease of any interest that one class of common stock may own in the other class of common stock;

•	decisions as to the internal or external financing attributable to businesses or assets attributed to any of our classes of common stock;

•	decisions as to the dispositions of assets of any of our classes of common stock; and

•	decisions as to the payment of dividends on any of our classes of common stock.

Our directors’ or officers’ equity ownership may create or appear to create conflicts of interest.

If directors or officers own disproportionate interests (in percentage or value terms) in Class A common stock or Class B common stock, that disparity could create or appear to create conflicts of interest when they are faced with decisions that could have different implications for the holders of Class A common stock or Class B common stock.

We have not adopted any specific procedures for consideration of matters involving a divergence of interests among holders of Class A common stock or Class B common stock. Rather than develop additional specific procedures in advance, our Board intends to exercise its judgment from time to time, depending on the circumstances, as to how best to:

•	obtain information regarding the divergence (or potential divergence) of interests;

•	determine under what circumstances to seek the assistance of outside advisers;

•	determine whether a committee of our Board should be appointed to address a specific matter and the appropriate members of that committee; and

•	assess what is in the Company’s best interests and the best interests of all of our stockholders.

Our Board believes the advantage of retaining flexibility in determining how to fulfill its responsibilities in any such circumstances as they may arise outweighs any perceived advantages of adopting additional specific procedures in advance.

Our Board does not expect to formally adopt any management or allocation policies with respect to the CORE Assets.

The Board does not expect to formally adopt any management or allocation policies with respect to the CORE Assets to serve as guidelines in making decisions regarding the relationship between the Company’s overall business and CORE with respect to matters such as tax liabilities and benefits, loans between the two, attribution of assets, financing alternatives, corporate opportunities and similar items beyond what is provided in this prospectus. Such determinations will be in the sole discretion of our Board and our Board may at any time change or make exceptions to the relationship between CORE and Ramaco Resources. A decision to change, or make exceptions to, these arrangements described herein could disadvantage one class of stockholder while advantaging the other. See “Cash Dividend Policy and Restrictions on Dividends” for additional information.

Holders of a class of common stock may not have any remedies if any action by our directors or officers has an adverse effect on only that class of common stock.

Principles of applicable law and the provisions of our Amended Charter may protect decisions of our Board that have a disparate impact upon a particular class of common stock. Under applicable law, our Board has a duty to act with due care and in the best interests of all of our stockholders, regardless of the class of stock, or series, they hold. Principles of applicable law established in cases involving differing treatment of multiple classes or series of stock provide that a Board owes an equal duty to all stockholders and does not have separate or additional duties to any subset of stockholders. Judicial opinions in Delaware involving tracking stocks have established that decisions by directors or officers involving differing treatment of holders of tracking stocks may be judged under the business judgment rule. In some circumstances, our directors or officers may be required to make a decision that is viewed as adverse to the holders of a particular series of that stock. Under the principles of applicable law and the business judgment rule referred to above, you may not be able to successfully challenge decisions that you believe have a disparate impact upon the stockholders of one of our classes if a majority of our Board is disinterested and independent with respect to the action taken, is adequately informed with respect to the action taken and acts in good faith and in the honest belief that our Board is acting in the best interest of the Company and all of our stockholders.

Stockholders will not vote on how to attribute consideration received in connection with a merger involving the Company among holders of Class A common stock and Class B common stock.

Our Amended Charter does not contain any provisions governing how consideration received in connection with a merger or consolidation involving the Company is to be attributed to the holders of Class A common stock and Class B common stock, and none of the holders of Class A common stock and Class B common stock will have a separate class vote in the event of such a merger or consolidation. Consistent with applicable principles of applicable law, our Board will seek to divide the type and amount of consideration received in a merger or consolidation involving the Company among holders of Class A common stock and Class B common stock in a fair manner. As the different ways our Board may divide the consideration between holders of the different classes of stock might have materially different results, the consideration to be received by holders of Class B common stock in any such merger or consolidation may be materially less valuable than the consideration they would have received if they had a separate class vote on such merger or consolidation.

We may dispose of assets of CORE without your approval.

Applicable law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of the Company taken as a whole, and our Amended Charter does not require a separate class vote in the case of a sale of a significant amount of assets attributed to any of our classes of common stock. As long as the assets attributed to a certain class of common stock proposed to be disposed of represent less than substantially all of our assets, we may approve sales and other dispositions of any amount of the assets of such class without any stockholder approval.

Our Board will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of any particular class of stock.

Holders of Class B common stock may receive less consideration upon a sale of the assets attributed to that class than if that class were a separate company.

If CORE was a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of a separate, independent company with the same assets might receive a greater amount of proceeds than the holders of Class B common stock would receive upon a sale of all or substantially all of the assets of CORE. In addition, we cannot assure you that in the event of such a sale the per share consideration to be paid to holders of Class B common stock will be equal to or more than the per share value of that share of stock prior to or after the announcement of a sale of all or substantially all of the assets of CORE. Further, there is no requirement that the consideration paid be tax-free to the holders of Class B common stock. Accordingly, if we sell all or substantially all of the assets attributed to CORE, our stockholders could suffer a loss in the value of their investment in our Class B common stock.

In the event of a liquidation of Ramaco Resources, holders of Class B common stock will not have a priority with respect to the assets attributed to CORE remaining for distribution to stockholders.

Under the Amended Charter, upon Ramaco Resources’ liquidation, dissolution or winding up, holders of Class A common stock and Class B common stock will be entitled to receive, in respect of their shares of such stock, their proportionate interest in all of Ramaco Resources’ assets, if any, remaining for distribution to holders of common stock in proportion to their respective number of shares. Hence, the assets to be distributed to a holder of either class of common stock upon a liquidation, dissolution or winding up of Ramaco Resources will have nothing to do with the value of the assets attributed to the class of common stock or to changes in the relative value of the Class B common stock over time.

Our Board may, in its sole discretion, elect to convert the Class B common stock to Class A common stock, thereby changing the nature of your investment and possibly diluting your economic interest in the Company, which could result in a loss in value to you.

Our Amended Charter will permit our Board, in its sole discretion, to convert all of the outstanding shares of Class B common stock into shares of Class A common stock based on an exchange ratio determined by a 20-day trailing VWAP for each class of stock. A conversion would preclude the holders of Class B stock from retaining their investment in a security that is intended to reflect separately the performance of CORE. We cannot predict the impact on the market value of our stock of (1) our Board’s ability to effect any such conversion or (2) the exercise of this conversion right by our Board. In addition, our Board may effect such a conversion at a time when the market value of our different stocks could cause the stockholders of one group to be disadvantaged.

Holders of Class A common stock and Class B common stock will vote together and will have limited separate voting rights.

Holders of Class A common stock and Class B common stock will vote together as a single class, except in certain limited circumstances prescribed under applicable law. When holders of Class A common stock and Class B common stock vote together as a single class, holders having a majority of the votes will be in a position to control the outcome of the vote even if the matter involves a conflict of interest among our stockholders or has a greater impact on one class than another.

Transactions in Class B common stock by our insiders could depress the market price of those stocks.

Sales of, or hedging transactions such as collars relating to, shares of Class B common stock by any of our directors or executive officers, could cause a perception in the marketplace that the stock price of the Class B common stock has peaked or that adverse events or trends have occurred or may be occurring at the Company or with respect to the Class B common stock. This perception can result notwithstanding any personal financial motivation for these transactions. As a result, insider transactions could depress the market price for shares of the Class B common stock.

Our capital structure, as well as the fact that CORE is not an independent company, may inhibit or prevent acquisition bids for CORE attributed to the Class B common stock and may make it difficult for a third party to acquire us, even if doing so may be beneficial to our stockholders.

If CORE was a separate independent company, any person interested in acquiring CORE without negotiating with management could seek control of that class by obtaining control of its outstanding voting stock, by means of a tender offer or a proxy contest. Although we intend Class B common stock to reflect the separate economic performance of CORE, it is not a separate entity, and a person interested in acquiring that class of common stock without negotiation with our management could obtain control of that class only by obtaining control of a majority in voting power of all of the outstanding voting shares of the Company. The existence of different classes of common stock could present complexities and in certain circumstances pose obstacles, financial and otherwise, to an acquiring person that are not present in companies that do not have a capital structure similar to ours.

Certain provisions of our Amended Charter and bylaws may discourage, delay or prevent a change in control of the Company that a stockholder may consider favorable.

These provisions include:

•	authorizing a capital structure with multiple classes of common stock: a Class A common stock and Class B common stock;

•	classifying our Board with staggered three-year terms, which may lengthen the time required to gain control of our Board;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders;

•	limiting who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations of candidates for election to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

requiring stockholder approval by holders of at least 66 2/3% of our aggregate voting power with respect to certain extraordinary matters, such as an amendment to our Amended Charter (excluding amendments to Section 4.1 thereof) or bylaws, and the approval by holders of at least 75% of our aggregate voting power for the removal of a director; and

•	the existence of authorized and unissued stock, including “blank check” preferred stock, which could be issued by our Board to persons friendly to our then current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

No IRS ruling has been sought or obtained by us with respect to the tax consequences to you or us of the Distribution.

While we believe that no income, gain or loss should be recognized by you or us for U.S. federal income tax purposes as a result of the Distribution (except with respect to the receipt of cash in lieu of fractional shares), there are no Code provisions, Treasury Regulations (as defined below), court decisions, or published rulings of the Internal Revenue Service (“IRS”) bearing directly on the tax effects of the issuance and characterization of “tracking stock,” such as the Class B common stock. In addition, the IRS has announced that it will not issue rulings on the characterization of tracking stock. Opinions of counsel are not binding on the IRS and the conclusions expressed in the opinion of our tax counsel could be challenged by the IRS. Therefore, it is possible that the IRS could successfully assert that the Distribution, and the receipt by you of the Class B common stock issued in the Distribution, could result in material adverse tax consequences to you and/or us, as described in more detail below under “Material U.S. Federal Income Tax Consequences,” which description is incorporated by reference into this risk factor.

Risks Related to CORE

Our lessees could satisfy obligations to their customers with minerals from properties other than ours, depriving us of the ability to receive amounts in excess of minimum royalty payments.

Mineral supply contracts generally do not require operators to satisfy their obligations to their customers with resources mined from specific locations. Several factors may influence a lessee’s decision to supply its customers with minerals mined from properties we do not own or lease, including the royalty rates under the lessee’s lease with us, mining conditions, mine operating costs, cost and availability of transportation, and customer specifications. In addition, lessees move on and off of our properties over the course of any given year in accordance with their mine plans. If a lessee satisfies its obligations to its customers with minerals from properties we do not own or lease, production on our properties will decrease, and we will receive lower royalty revenues.

A lessee may incorrectly report royalty revenues, which might not be identified by our lessee audit process or our mine inspection process or, if identified, might be identified in a subsequent period.

We depend on our lessees to correctly report production and royalty revenues on a monthly basis. Our regular lessee audits and mine inspections may not discover any irregularities in these reports or, if we do discover errors, we might not identify them in the reporting period in which they occurred. Any undiscovered reporting errors could result in a loss of royalty revenues and errors identified in subsequent periods could lead to accounting disputes as well as disputes with our lessees.

Because of the unique difficulties and uncertainties inherent in technology development, we face a risk of not being able to capitalize on our license or ownership of intellectual property.

Potential investors should be aware of the difficulties normally encountered by companies developing new technology and the high rate of failure of such enterprises. The likelihood of our successful ability to commercialize intellectual property we own or license must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the development of new technology with limited personnel and financial means. These potential problems include, but are not limited to, unanticipated technical problems that extend the time and cost of product development or unanticipated problems with the operation of the technology.

Technology development involves significant time and expense and can be uncertain.

The development of technology associated with our licensed or owned intellectual property will be costly, complex and time-consuming. Any investment into technology development and commercialization often involves a long wait until a return, if any, is achieved on such investment. We plan to make investments in research and development relating to our owned and licensed intellectual property and technology. Investments in new technology and processes are inherently speculative.

Successful technical development of technologies associated with intellectual property does not guarantee successful commercialization.

We may successfully complete the technical development of technologies associated with our owned or licensed intellectual property, but we may still fail to commercialize that technology at scale or at a cost attractive to the target industries. Our success will depend largely on our ability to prove the capabilities and cost-effectiveness of the developed technology. Upon demonstration, the technology may not have the capabilities they were designed to have or that we believed they would have, or they may be more expensive than anticipated. Furthermore, even if we do successfully demonstrate the technology’s capabilities, potential customers may be more comfortable doing business with a larger, more established, more proven company than us. Moreover, competing technologies may prevent us from gaining wide market acceptance of the technology. Significant revenue from new technology investments may not be achieved for a number of years, if at all.

If we fail to protect our intellectual property rights, we could lose our ability to compete in the market.

Our intellectual property and proprietary rights are important to our ability to remain competitive and for the success of our products and our business. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors. Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and/or products, which could result in decreased revenues. Moreover, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Litigation may be necessary to enforce our intellectual property rights which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand and other intangible assets.

Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit.

We do not believe that we infringe the proprietary rights of any third party, but claims of infringement are becoming increasingly common, and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third-party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties’ proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

THE DISTRIBUTION

General

The Company will distribute                shares of our Class B common stock to the holders of our existing common stock. We refer to this distribution of securities as the “Distribution.”

In the Distribution, shares of our Class B common stock will be distributed to holders of existing common stock of record as of the close of business, New York City time, on                , 2022, which will be the record date. Each such holder will receive 0.2 shares of Class B common stock for every one share of existing common stock held on the record date (with cash in lieu of any fractional share interests).

Manner of Effecting the Distribution

The Distribution will be effective at                 New York City time, on                , 2022. For most of our stockholders who own our existing common stock in registered form on the record date, our transfer and distribution agent will credit their shares of our Class B common stock to book entry accounts established to hold these shares. Our transfer and distribution agent will send these stockholders a statement reflecting their ownership of our Class B common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own our existing common stock through a broker or other nominee, their shares of Class B common stock will be credited to these stockholders’ accounts by such broker or other nominee. As further discussed below, fractional shares will not be distributed. Cash will be paid in lieu of the issuance of any fractional share interests. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of Class B common stock be transferred to a brokerage or other account at any time, in each case without charge.

COMPANY STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR CLASS B COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF EXISTING COMMON STOCK IN ORDER TO RECEIVE OUR CLASS B COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION.

In order to be entitled to receive shares of our Class B common stock in the Distribution, Company stockholders must be stockholders of record of our existing common stock at the close of business, New York City time, on the record date,                , 2022.

Reasons for Issuing the Class B Common Stock

We are issuing the Class B common stock because:

1.	We believe that CORE’s non-cost bearing royalty, infrastructure, carbon products and REE assets are forms of passive income that are fundamentally different than our coal mining operations, which may lead CORE to be valued based on the lower risk profile of the majority of such assets;

2.

We believe that paying a separate dividend based on the financial performance of CORE in addition to the regular dividend on the Class A common stock, in each case subject to the discretion of our Board, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock, can create additional value for holders of existing common stock;

3.	Unlike other strategic alternatives to separate the CORE Assets, the Distribution should not be taxable to holders of our existing common stock (except with respect to the receipt of cash in lieu of fractional shares); and

4.

The Class B common stock offers holders of existing common stock an opportunity to directly participate in the potential revenue growth associated with the development of carbon products and REEs through the anticipated dividend of 20% of the revenue attributable to the CORE Assets, which the Board believes provides holders of Class B common stock the opportunity to directly participate in such potential growth in revenue. See “Cash Dividend Policy and Restrictions on Dividends,” “Risk Factors—Dividends on our Class B common stock are discretionary. We cannot guarantee that we will be able to pay dividends in the future or what the actual dividends will be for any future periods.”

Reason for Furnishing this Prospectus

This prospectus is being furnished by the Company solely to provide information to its stockholders who will receive shares of our Class B common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. We will not update the information in this prospectus except in the normal course of our public disclosure obligations and practices.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences to you of the receipt of Class B common stock pursuant to the Distribution and the ownership and disposition of such Class B common stock following the Distribution. This discussion is based upon the Code, Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative pronouncements and judicial decisions as of the date of this prospectus, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This discussion addresses only those of you who hold your shares of our existing common stock and will, after the Distribution, hold your shares of Class B common stock as “capital assets,” within the meaning of Section 1221 of the Code. This discussion is limited to U.S. federal income tax considerations and does not address all potential tax considerations that may be relevant to you in light of your particular circumstances. Further, this discussion does not address holders of our common stock who are subject to special treatment under U.S. federal income tax laws, such as:

•	tax-exempt organizations;

•	S corporations and other pass-through entities and owners thereof;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes and owners thereof;

•	insurance companies and other financial institutions;

•	mutual funds;

•	dealers in stocks and securities;

•	traders or investors in our common stock who elect the mark-to-market method of accounting for such stock;

•	stockholders who received our common stock from the exercise of employee stock options or otherwise as compensation;

•	stockholders who hold our common stock in a tax-qualified retirement plan, individual retirement account or other qualified savings account;

•	stockholders who hold their shares of our common stock as part of a hedge, straddle, wash sale, or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction; and

•	certain United States expatriates.

This discussion also does not address the effect of any state, local or foreign tax laws that may apply or the application of the U.S. federal estate and gift tax, the alternative minimum tax or the Medicare tax on net investment income. In addition, this discussion does not address any U.S. federal income tax consequences to current holders of options, warrants or other rights to acquire shares of our stock.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable Treasury Regulations to be treated as a “United States person.”

A “Non-U.S. Holder” is a beneficial owner (other than an entity treated as a partnership for U.S. federal income tax purposes) of our common stock that is not a U.S. Holder.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) to consult their tax advisors regarding the U.S. federal income tax consequence of the receipt, ownership and disposition of our Class B common stock by such partnerships.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS THE APPLICABILITY OF ANY U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH YOU MAY BE SUBJECT.

Tax Treatment of the Distribution

Tax Consequences of the Distribution

Kirkland & Ellis is providing an opinion as of the date hereof, which is being filed herewith as Exhibit 8.1 to the registration statement of which this prospectus is a part, to the effect that, under current U.S. federal income tax law:

•	the Class B common stock should be treated as stock of the Company for U.S. federal income tax purposes;

•	the Distribution should qualify as a distribution under Section 305(a) of the Code, and therefore no income, gain or loss should be recognized by the holders of our existing common stock as a result of the Distribution (except with respect to the receipt of cash in lieu of fractional shares);

•	no gain or loss should be recognized by us as a result of the Distribution; and

•	the Class B common stock should not constitute “Section 306 stock,” within the meaning of Section 306(c) of the Code.

The opinion is conditioned upon the accuracy of the facts, information, statements, representations, covenants, and assumptions upon which such opinion is based and is subject to the conditions, limitations, and qualifications referenced in the opinion and in this discussion. Any inaccuracy in any of such facts, information, statements, representations, or assumptions or breach of any of such covenants could adversely affect the conclusions reached in the opinion and in this discussion. See below under the heading “—No IRS Ruling Will Be Requested” for a further discussion of the opinion.

Assuming that the treatment of the Distribution as described in the opinion is respected, then:

•	your aggregate basis in your existing common stock should be allocated between your existing common stock and Class B common stock, including any fractional shares of Class B common stock deemed received, in proportion to their relative fair market values on the date of the Distribution; and

•	your holding period for the Class B common stock should include the holding period of your existing common stock with respect to which the Class B common stock was distributed.

Stockholders that have acquired different blocks of our existing common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, shares of our Class B common stock distributed pursuant to the Distribution.

If you receive cash in lieu of fractional shares of Class B common stock, you should be treated as having received such fractional shares in the Distribution and then as having sold such fractional shares for the cash received. This sale should generally result in the recognition of gain or loss for U.S. federal income tax purposes, measured by the difference between the amount of cash received for such fractional shares and your tax basis in such fractional shares (determined as described above), which gain or loss should be capital gain or loss. Such gain or loss may be taxable to Non-U.S. Holders in accordance with the rules described below, under the heading “—Ownership and Disposition of Class B Common Stock—Non-U.S. Holders—Dispositions of Class B Common Stock.”

The reclassification of our existing common stock as Class A common stock is not expected to result in the recognition of any income, gain or loss by holders of our existing common stock or the recognition of any gain or loss by us.

No IRS Ruling Will Be Requested

There are no Code provisions, Treasury Regulations, court decisions, or published rulings of the IRS bearing directly on the tax effects of the issuance and characterization of “tracking stock,” such as the Class B common stock. In addition, the IRS has announced that it will not issue advance rulings on the characterization of “tracking stock,” and we have not sought any ruling from the IRS, and do not intend to seek any ruling, relating to the characterization of the Class B common stock. Opinions of counsel are not binding on the IRS and the conclusions expressed in the opinion of Kirkland & Ellis could be challenged by the IRS.

Furthermore, there is a risk that the IRS could successfully assert that the Distribution is part of a “disproportionate distribution” within the meaning of Section 305(b)(2) of the Code and the Treasury Regulations thereunder. A “disproportionate distribution” is a distribution (or series of distributions, including deemed distributions) from a corporation that has the effect of the receipt of cash or property by some stockholders (or holders of convertible securities or rights to acquire stock) and an increase in the proportionate interest of other stockholders (or holders of convertible securities or rights to acquire stock) in the corporation’s assets or earnings and profits. The application of the disproportionate distribution rules to the Distribution is subject to some uncertainty, and it is possible that the IRS could successfully assert that the Distribution is not a tax-free distribution under Section 305(a) of the Code.

If the IRS were to successfully assert that the Class B common stock represents property other than stock of the Company or that the Distribution is not a tax-free distribution under Section 305(a) of the Code, then the receipt of Class B common stock by you might be treated as a taxable dividend distribution in an amount equal to the fair market value of such stock. Furthermore, we or our subsidiaries could recognize a significant taxable gain as a result of the Distribution in an amount equal to the excess of the fair market value of the assets treated as distributed over the federal income tax basis to us or our subsidiaries.

In addition to the foregoing, due to the absence of authorities relating directly to the characterization of tracking stock under Section 306 of the Code, there is also a risk that the IRS could successfully assert that the Class B common stock is “Section 306 stock,” within the meaning of Section 306(c) of the Code. Stock will be Section 306 stock if it is stock that is “other than common stock” and satisfies certain other requirements described in Section 306(c)(1)(A) of the Code. The IRS has ruled that stock is other than common stock, for this purpose, if the stock does not participate in corporate growth to any significant extent. In general, if the Class B common stock constitutes Section 306 stock, then you may be required to recognize ordinary income on a subsequent sale or exchange of such stock, or dividend income upon a subsequent redemption of such stock, without regard to your basis in such stock, and you may not be able to recognize any loss on such dispositions.

The remaining discussion assumes that the treatment of the Distribution as described in the opinion of Kirkland & Ellis is respected by the IRS.

Ownership and Disposition of Class B Common Stock

U.S. Holders

Distributions on Class B Common Stock. Distributions of cash or property on our Class B common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of your tax basis in our Class B common stock and thereafter as capital gain from the sale or exchange of such Class B common stock, as described below under the heading “—Dispositions of Class B Common Stock.”

Dividend income received by certain non-corporate U.S. Holders with respect to shares of our Class B common stock will generally be “qualified dividends” subject to preferential rates of U.S. federal income tax, provided that such U.S. Holders meet the applicable holding period and other requirements. Subject to certain exceptions and holding period requirements, dividend income received by U.S. Holders that are corporations for U.S. federal income tax purposes will generally qualify for the dividends-received deduction.

Dispositions of Class B Common Stock. Upon a sale or other taxable disposition of our Class B common stock, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such stock. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will generally be subject to preferential rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Distributions on Class B Common Stock. Distributions of cash or property on our Class B common stock, if any, to Non-U.S. Holders will generally be treated as dividend income, a return of capital or capital gain to the extent described above, under the heading “—Ownership and Disposition of Class B Common Stock—U.S. Holders.” Subject to the discussion below of effectively connected income and FATCA (as defined below), any distribution made to a Non-U.S. Holder on our Class B common stock will generally be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, that are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. Holders. Such effectively connected dividends will generally not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Dispositions of Class B Common Stock. Subject to the discussion below under the heading “—Information Reporting and Backup Withholding,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class B common stock unless:

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	our Class B common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above will generally be taxed on a net income basis at the rates and in the manner generally applicable to U.S. Holders unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class B common stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the common stock, more than 5% of our Class B common stock will be taxable on gain realized on the disposition of our Class B common stock as a result of our status as a USRPHC. If neither class of common stock were considered to be regularly traded on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such holder (regardless of the percentage of our common stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class B common stock (as described in the preceding paragraph), and a 15% withholding tax would generally apply to the gross proceeds from such disposition.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting to the IRS and backup withholding may apply to your receipt of cash in lieu of fractional shares of Class B common stock in the Distribution as well as the receipt of dividends and the proceeds of a sale or other disposition of the Class B common stock. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number and certain other information, fail to provide a certification of exempt status or fail to report your full dividend and interest income. You will generally not be subject to backup withholding if you (i) are a corporation or fall within certain other exempt categories and, when required, demonstrate that fact or (ii) provide a correct taxpayer identification number, certify under penalties of perjury that you are not subject to backup withholding, and otherwise comply with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

In general, information reporting to the IRS may apply to the receipt of dividends on the Class B common stock to a Non-U.S. Holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Such payments will generally not be subject to backup withholding if the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8. Payments of the proceeds from a sale or other disposition by a Non-U.S. Holder of our Class B common stock effected by or through a U.S. office of a broker will generally not be subject to information reporting or backup withholding if the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding will generally not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker unless such broker has certain relationships with the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class B common stock to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

Treasury Regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely) eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our Class B common stock, previously scheduled to apply beginning January 1, 2019.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under, but not limited to, the heading “Item 1A. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2022 and our other filings with the SEC.

Forward-looking statements may include statements about:

•	risks related to the impact of the novel coronavirus “COVID-19” global pandemic, such as the scope and duration of the outbreak, the health and safety of our employees, government actions and restrictive measures implemented in response, delays and cancellations of customer sales, supply chain disruptions and other impacts to the business, or our ability to execute our business continuity plans;
•	anticipated production levels, costs, sales volumes and revenue;
•	timing and ability to complete major capital projects;
•	economic conditions in the metallurgical coal and steel industries generally, including any near-term or long-term downturn in these industries as a result of the COVID-19 global pandemic and related actions;
•	expected costs to develop planned and future mining operations, including the costs to construct necessary processing, refuse disposal and transport facilities;
•	estimated quantities or quality of our metallurgical coal reserves;
•	our ability to obtain additional financing on favorable terms, if required, to complete the acquisition of additional metallurgical coal reserves as currently contemplated or to fund the operations and growth of our business;
•	maintenance, operating or other expenses or changes in the timing thereof;
•	the financial condition and liquidity of our customers;
•	competition in coal markets;
•	the price of metallurgical coal or thermal coal;
•	compliance with stringent domestic and foreign laws and regulations, including environmental, climate change and health and safety regulations, and permitting requirements, as well as changes in the regulatory environment, the adoption of new or revised laws, regulations and permitting requirements;
•	potential legal proceedings and regulatory inquiries against us;
•	the impact of weather and natural disasters on demand, production and transportation;
•	purchases by major customers and our ability to renew sales contracts;
•	credit and performance risks associated with customers, suppliers, contract miners, co-shippers and traders, banks and other financial counterparties;
•	geologic, equipment, permitting, site access and operational risks and new technologies related to mining;
•	transportation availability, performance and costs;
•	availability, timing of delivery and costs of key supplies, capital equipment or commodities such as diesel fuel, steel, explosives and tires;
•	timely review and approval of permits, permit renewals, extensions and amendments by regulatory authorities;
•	our ability to comply with certain debt covenants;

•	tax payments to be paid for the current fiscal year;
•	our expectations relating to dividend payments and our ability to make such payments;
•	the anticipated benefits and impacts of the Ramaco Coal and Maben acquisitions;
•	risks related to Russia’s recent invasion of Ukraine and the international community’s response;
•	risks related to weakened global economic conditions and inflation; and
•	other risks identified in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control, incident to the development, production, gathering and sale of coal. Moreover, we operate in a very competitive and rapidly changing environment and additional risks may arise from time to time. It is not possible for our management to predict all of the risks associated with our business, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement and speak only as of the date of this prospectus. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

CASH DIVIDEND POLICY AND RESTRICTIONS ON DIVIDENDS

You should read the following discussion of our cash dividend policy in conjunction with the specific assumptions included in this section. Aside from the dividend policy described in this prospectus, we do not currently have or expect to have a separate dividend policy. Please read “—Estimated Cash Available for Dividends for the Years Ending December 31, 2022 and 2023—Assumptions and Considerations” below. In addition, you should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our attributed financial statements, historical financial statements and the accompanying notes and the accompanying notes included or incorporated by reference in this prospectus.

General

Our Cash Dividend Policy

Holders of shares of each class of our common stock are entitled to ratably receive dividends on such class when and if declared by our Board out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. Any determination to declare a regular or special dividend, as well as the amount of any dividend that may be declared, will be based on our Board’s consideration of our financial position, earnings, earnings outlook, capital spending plans, outlook on current and future market conditions, alternative stockholder return methods such as share repurchases, and other factors that our Board considers relevant at that time.

We currently pay a cash dividend of $5.0 million per quarter ($20.0 million annualized) on the existing common stock and expect to pay an initial cash dividend of $2.84 million per quarter ($11.4 million annualized) on the Class B common stock for the balance of 2022. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. For illustration in 2023, if the Class A common stock cash dividend remained constant at $20.0 million and we additionally paid an estimated dividend of $19.3 million on the Class B common stock, the cash dividends from the shares of Class A common stock and Class B common stock would total $39.3 million. The dividend yield for these combined payments would be based upon the stock price at the time.

Both the 2022 and 2023 dividend payments on the Class B common stock would be made based on the performance of the CORE Assets and are estimated below based on an anticipated dividend distribution of 20% of the revenue attributable to the CORE Assets. The dividends for our Class A common stock and Class B common stock will be consistent with this publicly disclosed dividend policy, which may be modified by our Board from time to time.

Our ability to pay dividends is subject to the discretion of our Board, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. The timing and amount of dividends declared will depend on, among other things: (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in the Credit Agreement and any future debt instruments and (d) provisions of applicable law governing the payment of dividends.

We will adjust the amount of our dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. Dividends for each quarter will be determined by our board of directors following the end of such quarter. We expect that the dividend for our Class B common stock for each quarter will generally equal 20% of the revenue attributed to the CORE Assets; however, such percentage may increase or decrease in the future, in the sole discretion of our Board. See “Risk Factors” for more information.

The Class B common stock is being issued to provide holders of existing common stock direct participation in the financial performance of the CORE Assets on a standalone basis from our coal mining operations. The CORE Assets consist of coal royalties, coal infrastructure revenue, Ramaco Carbon and REEs. We believe that CORE’s non-cost bearing royalty, infrastructure, carbon products and REE assets are fundamentally different than our coal mining operations. As of December 31, 2021, the CORE Assets include approximately 38 million reserve tons and 473 million resource tons and an estimated 43 million tons of coal from the Amonate Assets, which excludes the Knox Creek Complex and other non-royalty producing properties. Because CORE leases properties to Ramaco Resources and third parties for development, CORE is able to benefit from production from our properties without investing capital or incurring operating expenses. Furthermore, a majority of the coal seams being developed on our properties are accessible above drainage, thereby reducing the operator’s up-front development costs. These characteristics contribute to a production profile that we believe will contribute to a cash cost of production for our lessees that is substantially below most U.S. domestic coal producers. As a result, we expect our lessees to operate our reserves profitably, which we believe will lead to relatively consistent royalty incomes for CORE from our properties. In the future, our Board may change this dividend policy and decide to withhold replacement capital expenditures from cash available for dividend, which would reduce the amount of cash available for dividends in the quarters in which any such amounts are withheld. Over the long term, if the revenues from the CORE Assets decrease and we are not able to replace such revenue with other sources, the amount of cash generated from the existing CORE Assets will decrease and we may have to reduce the amount of dividends payable to our Class B stockholders. To the extent that we do not withhold replacement capital expenditures, a portion of our cash available for dividends will represent a return of your capital. See the section entitled, “Summary—Description of the Class B Common Stock” for additional information about the CORE Assets.

We do not currently intend to maintain excess dividend coverage for the purpose of maintaining stability or growth in our quarterly dividend or otherwise reserve cash for dividends, or to incur debt to pay quarterly dividends, although we may do so in the future, and our Board may change this policy.

Aside from the dividend policy described in this prospectus, we do not currently have or expect to have a separate dividend policy. Any references to the dividend policy in this document or other documents refer to the dividend policy described in this section and are intended to be guidelines for how the Board expects to declare dividends on Class B common stock and are subject to change at any time, in the sole discretion of the Board. See “Risk Factors—Dividends on our Class B common stock are discretionary. We cannot guarantee that we will be able to pay dividends in the future or what the actual dividends will be for any future periods,” and “—Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy.”

Limitations on Cash Dividends and Our Ability to Change Our Cash Dividend Policy

There is no guarantee that we will pay cash dividends to our Class B stockholders each quarter. Our cash dividend policy is subject to certain restrictions, including the following:

•

Our Credit Agreement contains, and any future debt agreements will contain, certain financial tests and covenants that we would have to satisfy in order to pay cash dividends to our Class A and Class B stockholders. In particular, pursuant to the Credit Agreement, we can only pay cash dividends to our Class A and Class B stockholders as long as (i) there is no outstanding notice of termination with respect to the Credit Agreement, (ii) no Event of Default or Default (each, as defined in the Credit Agreement) exists immediately prior to or after giving effect to the dividend, (iii) we have Excess Availability (as defined in the Credit Agreement) of at least 20% of the Revolving Commitment (as defined in the Credit Agreement) for at least 60 days immediately prior and immediately after giving effect to such dividend or distribution, and (iv) the Fixed Charge Coverage Ratio (as defined in the Credit Agreement) shall equal or exceed 1.20 to 1.00 as of the last day of the fiscal quarter immediately preceding the dividend distribution as if such dividend were made during the prior fiscal quarter. If we are unable to satisfy the restrictions under the Credit Agreement or any future debt agreements, we could be prohibited from paying a dividend to you notwithstanding our stated dividend policy.

•	We do not intend to employ structures intended to maintain or increase quarterly dividends over time.

•	Our Board will have the authority to establish cash reserves for the prudent conduct of our business, and the establishment of, or increase in, those reserves could result in a reduction in cash dividends to our Class B stockholders. Any decision to establish cash reserves made by our Board will be binding on our Class B stockholders.

•	Under Section 170(a)(2) of the Delaware General Corporation Law, we may not pay a dividend if the dividend would cause our liabilities to exceed the fair value of our assets, including liabilities and assets that are attributable to Ramaco Resources rather than CORE.

•	We may lack sufficient cash to pay dividends to our Class B stockholders due to cash flow shortfalls attributable to a number of commercial, or other factors, as well as increases in corporate level general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs. Any such shortfall may be attributable to aspects of our business that do not involve the CORE Assets.

We expect to generally distribute 20% of our cash generated from the CORE Assets to our Class B stockholders on a quarterly basis. To fund growth in the CORE Assets, we will eventually need capital in excess of the amounts we may retain in our business. As a result, our growth will depend initially on our ability to commercialize the CORE Assets, and perhaps our ability in the future, to raise debt and equity capital from third parties in sufficient amounts and on favorable terms when needed. To the extent efforts to access capital externally are unsuccessful, our ability to grow will be significantly impaired. See “Risk Factors—Our Board’s ability to reattribute businesses, assets and expenses between the Class A common stock and Class B common stock may make it difficult to assess the future prospects of a class of common stock based on past performance,” and “—We could be required to use assets attributed to one class of common stock to pay liabilities attributed to another class.”

We expect to pay our dividends during the last month of each quarter; however, there is no guarantee that we will pay a dividend each quarter, with such determination being held solely by the Board. We will adjust the amount of our dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period.

In the sections that follow, we present the following two tables:

•	“Unaudited Pro Forma Cash Available for Dividends for the Year Ended December 31, 2021 and the Twelve Months Ended June 30, 2022,” in which we present our unaudited estimate of the amount of pro forma cash available for dividends we would have had for the year ended December 31, 2021 and the twelve months ended June 30, 2022 had the Distribution been consummated at the beginning of such period, in each case, based on our attributed financial statements included elsewhere in this prospectus; and

•	“Estimated Cash Available for Dividends for the Years Ending December 31, 2022 and 2023,” in which we provide our unaudited forecast of cash available for dividends for the years ending December 31, 2022 and 2023.

Pro forma cash available for dividends is not intended to assess the Company’s liquidity. The Company uses pro forma cash available for dividend to forecast the Company’s ability to pay future dividends on the Class B common stock; however, there is no guarantee we will pay a dividend in the future on our Class B common stock.

See “Risk Factors—Our Board does not expect to formally adopt any management or allocation policies with respect to the CORE Assets” and “—The assumptions underlying the forecast of cash available for distribution that we include in “Cash Dividend Policy and Restrictions on Dividends” may prove inaccurate and are subject to significant risks and uncertainties, which could cause actual results to differ materially from our forecasted results.”

Unaudited Pro Forma Cash Available for Dividends for the Year Ended December 31, 2021 and the Twelve Months Ended June 30, 2022

We estimate that we would have generated approximately $37.7 million and approximately $41.9 million of pro forma cash attributable to the CORE Assets for the year ended December 31, 2021 and the twelve months ended June 30, 2022, respectively. Based on our policy of initially distributing 20% of cash available, this amount would have resulted in an aggregate annual dividend equal to approximately $7.5 million for the year ended December 31, 2021 and approximately $8.4 million for the twelve months ended June 30, 2022.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the Distribution been completed as of the date indicated. In addition, cash available for dividends is primarily a cash accounting concept, while the historical financial statements incorporated by reference in this prospectus have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for dividends only as a general indication of the amount of cash available for dividends that we might have generated had we completed the Distribution on the date indicated. Our unaudited pro forma cash available for dividends should be read together with the attributed financial information included in “Summary—Summary Attributed Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the documents incorporated by reference herein and the audited historical financial statements and the accompanying notes incorporated by reference in this prospectus.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2021 and for the twelve months ended June 30, 2022, the amount of cash that would have been available for dividends to our Class B stockholders, assuming that the Distribution had been consummated at the beginning of such period. All of the amounts for the year ended December 31, 2021 and the twelve months ended June 30, 2022 in the table below are estimates.

Ramaco Resources, Inc.
Unaudited Pro Forma Cash Available for Dividend

	Pro Forma Cash Available For Dividend
(in thousands, except per share data)	Year Ended December 31, 2021	Twelve Months Ended June 30, 2022

	(unaudited)
Royalty Revenue
Ramaco Coal	$5,551	$8,671
Amonate Assets	–	164
Other	76	58
Total Royalty Revenue	$5,627	$8,893

Infrastructure Revenue
Preparation Plants (Processing)	$21,437	$21,986
Rail Load-outs	10,601	11,028
Total Infrastructure Revenue	$32,038	$33,014

Pro Forma Revenue	$37,665	$41,907

Cash Available	$37,665	$41,907

20% of Cash Available for Dividend	$7,533	$8,381

Per Share of Class B Common Stock(1)	$0.8271	$0.9203

(1) Assumes 9,107,307 shares of Class B common stock.

Non-GAAP Financial Measures

20% cash available for dividend is used as a supplemental non-GAAP financial measure by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe 20% cash available for dividend is useful because it allows us to more effectively estimate the amount of cash available for payment of dividends on our Class B common stock.

We define 20% cash available for dividend as 20% of total revenue plus royalty revenue and infrastructure revenue, minus revenue attributable to non-CORE Assets. A reconciliation of total revenue to 20% cash available for dividend is included below. 20% available for dividend is not intended to provide an indication of our liquidity, to serve as an alternative to GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.

	Pro Forma Cash Available For Dividend
(in thousands)	Year Ended December 31, 2021	Twelve Months Ended June 30, 2022
	(unaudited)
Reconciliation of revenue to 20% cash available for dividend
Total Revenue	$283,394	$457,420
Royalty Revenue	5,627	8,893
Infrastructure Revenue	32,038	33,014
Adjusted Pro Forma Revenue	321,059	499,327
Elimination of Revenue from Coal Sales	(283,394)	(457,420)
Cash Available for Dividend	$37,665	$41,907
20% of Cash Available for Dividend	$7,533	$8,381

Estimated Cash Available for Dividends for the Years Ending December 31, 2022 and 2023.

During the years ending December 31, 2022 and 2023, we estimate that we will generate approximately $56.9 million and approximately $96.6 million, respectively, of cash attributable to the CORE Assets, which, based on our anticipated policy to distribute 20% of such cash as a dividend to holders of our Class B common stock, would result in an aggregate dividend of approximately $11.4 million and approximately $19.3 million, respectively, for the same time periods. In “—Assumptions and Considerations” below, we discuss the major assumptions underlying this estimate. The cash available for dividends discussed in the forecast should not be viewed as management’s projection of the actual cash available for dividends that we will generate during the years ending December 31, 2022 and 2023. We can give you no assurance that our assumptions will be realized or that we will generate any cash available for dividend, in which event we will not be able to pay quarterly cash dividends on our common stock.

When considering our ability to generate cash available for dividends and how we calculate forecasted cash available for dividend, please keep in mind all the risk factors and other cautionary statements under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” which discuss factors that could cause our results of operations and available cash to vary significantly from our estimates.

Management has prepared the prospective financial information set forth in the table below to present our expectations regarding our ability to generate approximately $56.9 million of cash attributable to the CORE Assets resulting in approximately $11.4 million of cash available for dividends to our Class B common stockholders for the year ending December 31, 2022. The accompanying prospective financial information was not prepared with a view toward public disclosure or complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on this prospective financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by our management team as of the date of its preparation, are subject to a wide variety of significant business, economic, financial, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of the above, the statement that we believe that we will have sufficient cash available for dividends to allow us to pay the forecasted quarterly dividends on all of our outstanding Class B common stock for the years ending December 31, 2022 and 2023 should not be regarded as a representation by us or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate estimated cash available for dividends for the years ending December 31, 2022 and 2023. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and in “—Assumptions and Considerations.”

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor has it expressed any opinion or given any other form of assurance on such information or its achievability, and it assumes no responsibility for such forecasted financial information. Our independent registered public accounting firm’s reports incorporated by reference in this prospectus relate to our audited historical financial statements. These reports do not extend to the table and the related forecasted information contained in this section and should not be read to do so.

The following table illustrates the amount of cash attributable to the CORE Assets, the resulting cash available for dividends that we estimate that we will generate for the years ending December 31, 2022 and 2023 and the aggregate annual dividend we expect to pay to holders of our Class B common stock. We will adjust the amount of our Class B common stock dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. All of the amounts for the years ending December 31, 2022 and 2023 in the table below are estimates and include the assets to be contributed to us at the consummation of the Distribution.

Ramaco Resources, Inc.
Estimated Cash Available for Dividend
(Unaudited)

	Pro Forma Cash Available For Dividend For Year Ending December 31,
(in thousands, except per share data)	2022	2023

	(unaudited)
Royalty Revenue
Ramaco Coal	$13,405	$25,781
Amonate Assets	2,385	5,983
Other	60	180
Total Royalty Revenue	$15,850	$31,943

Infrastructure Revenue
Preparation Plants (Processing)	$27,259	$43,029
Rail Load-outs	13,758	21,601
Total Infrastructure Revenue	$41,016	$64,631

Pro Forma Revenue	$56,867	$96,574

Cash Available	$56,867	$96,574
20% Cash Available for Dividend	$11,373	$19,315
Dividend Per Share of Class B Common Stock(1)(2)	$1.25	$2.12

(1) Assumes 9,107,307 shares of Class B common stock.

(2) All dividend payments are subject to the discretion of our Board, the requirements of applicable law, any contractual restrictions on the payment of dividends and any prior rights and preferences that may be applicable to any outstanding preferred stock.

Assumptions and Considerations

Based upon the specific assumptions outlined below, we expect to generate cash available for dividends in an amount sufficient to allow us to pay an initial cash dividend of $2.84 million per quarter ($11.4 million annualized) on the Class B common stock for the balance of 2022 and $4.83 million per quarter ($19.3 million annualized) in 2023 based on the anticipated dividend of 20% of the revenue attributable to the CORE Assets. We will adjust the amount of our dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period.

While we believe that these assumptions are reasonable based on our management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay dividends could be substantially less than the amount we currently estimate and could, therefore, be insufficient to allow us to pay the forecasted cash dividend, or any amount, on our outstanding Class B common stock, in which event the market price of our Class B common stock may decline substantially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

General Considerations

We expect substantially all of the anticipated increase in our estimated distributable cash flow for the year ending December 31, 2022, compared to the year ended December 31, 2021, will be primarily attributable to changes in production volume and commodity prices.

Coal Royalties: We expect coal production in the year ending December 31, 2022 to increase approximately 0.4 million tons, or 18%, to 2.6 million tons, compared to 2.2 million tons in the year ended December 31, 2021. We anticipate CORE’s coal royalty payments to increase by $10.3 million, or 184%, to approximately $15.9 million compared to $5.6 million for the year ended December 31, 2021. The increase in production volume is primarily attributable to growth in production at our Berwind Complex and higher realized prices period over period. We expect production to increase at our Berwind Complex primarily due to the ramp up of our Laurel Fork mine, which began production earlier this year, after being acquired as part of the Amonate Assets. We also anticipate achieving higher realized prices period over period primarily due to a large increase in coal indices from 2021 to 2022.

Infrastructure Assets Revenue: CORE’s coal infrastructure assets currently consist of coal preparation plants at each of the Elk Creek Complex, the Berwind Complex and the Knox Creek Complex, as well as rail-car loading facilities at the Elk Creek Complex and the Berwind Complex. CORE’s pro forma infrastructure revenue will be calculated based on a fee of $10 per ton of coal processed and fee of $5 per ton of loaded coal using the CORE Assets. CORE’s per ton processing and loading fees will be subject to redetermination at the discretion of our Board. CORE will not be allocated any capital or operating costs. The infrastructure revenue associated with the existing CORE infrastructure assets for the year ending December 31, 2022 is expected to increase by approximately $9 million, or 28% to $41.0 million, compared to $32 million in the year ending December 31, 2022. This increase is primarily attributable to growth in production at our Berwind Complex and Knox Creek Complex. We expect production to increase at our Berwind Complex primarily due to the ramp up of our Laurel Fork mine, which began production earlier this year, after being acquired as part of the Amonate Assets. We also expect production to increase at our Knox Creek Complex primarily due to the ramp up of our Big Creek mine.

Commodity prices. The average realized price of short ton of coal in the year ending December 31, 2022 is expected to increase by $105, or a 97% increase, compared to the average realized price per short ton of coal in the year ended December 31, 2021. CORE’s average realized price per short ton of coal FOB mine in the year ending December 31, 2022 is expected to be $213, compared to the estimated weighted average Platts U.S. East Coast High-Vol A (“USEC HVA”) price of $352 per metric ton FOB port, based on our forecasted production volumes. Our average realized price per short ton gives effect to the differentials between published coal prices and the prices actually received for the coal production. Like the majority of U.S. producers, we report our pricing in short tons at the mine, whereas the indices are quoted in metric tons at the port. These differentials may vary significantly due to market conditions, transportation, gathering and processing costs, quality of production and other factors. The price increase reflected in the full-year 2022 forecast compared to the year ended December 31, 2021 is primarily attributable to the roll-off of lower priced domestic contracts that were sold throughout 2021.

Cash available for dividend. We estimate a $3.9 million, or 52% increase in cash available for dividends for the year ending December 31, 2022 to $11.4 million as compared to the $7.5 million available in the pro forma yead ended December 31, 2021.

Substantially all of the anticipated increase in our estimated distributable cash flow for the year ending December 31, 2023, compared to the year ending December 31, 2022, is primarily attributable to:

Coal Royalties: We expect that the property interests underlying CORE’s coal royalties will achieve an increase in annual production of 1.4 million, or 54%, to 4.0 million tons of coal in the year ending December 31, 2023 compared to the 2.6 million tons produced in the year ending December 31, 2022. We anticipate that CORE will receive an increase in royalty payments of approximately $16.0 million, or 101%, to $31.9 million for the year ending December 31, 2023 compared to the estimated $15.9 million in the year ending December 31, 2022, based on existing sale contracts and the current forward market prices for coal similar in quality to ours. The forward market prices for coal used in this analysis is generally based on the Platts East Cost indices.

Infrastructure Assets Revenue: CORE’s coal infrastructure assets currently consist of coal preparation plants at each of the Elk Creek Complex, the Berwind Complex and the Knox Creek Complex, as well as rail-car loading facilities at the Elk Creek Complex and the Berwind Complex. CORE’s infrastructure revenue will be calculated based on a fee of $10 per ton of coal processed and fee of $5 per ton of loaded coal using the CORE Assets. CORE’s per ton processing and loading fees will be subject to redetermination at the discretion of our Board. CORE will not be allocated any capital or operating costs. The infrastructure revenue associated with the existing CORE infrastructure assets is projected to increase by $23.6 million, or 58%, to $64.6 million for the year ending December 31, 2023 compared to $41.0 million in the pro form year ending December 31, 2022. This increase is primarily attributable to increased production of coal from our fee-owned properties and which is processed and shipped through our infrastructure assets. We expect an increase in production of coal from our fee-owned properties primarily due to the combination of the Elk Creek preparation plant expansion and the re-start and ramp up of our Berwind mine.

Commodity prices. During the year ending December 31, 2023, our average expected realized price per short ton of coal increased by $6, or 3%, to $219 compared to $213 per short ton FOB mine for the year ending December 31, 2022 compared to the estimated weighted average Platts USEC HVA price of $315 per metric ton FOB port for the year ending December 31, 2023, based on our forecasted production volumes. Like the majority of U.S. producers, we report our pricing in short tons at the mine, whereas the indices are quoted in metric tons at the port. Our average realized price per short ton gives effect to the differentials between published coal prices and the prices actually expected to be received for the coal production. These differentials may vary significantly due to market conditions, transportation, gathering and processing costs, quality of production and other factors. The price increase reflected in the forecast compared to the years ending December 31, 2022 is primarily attributable to a tighter global supply and demand dynamic, in large part due to the ongoing Russia-Ukraine conflict, which is impacting coal supply.

Cash available for dividend. We estimate a $7.9 million increase in cash available for dividends for the year ending December 31, 2023 to $19.3 million as compared to the $11.4 million available in the year ending December 31, 2022.

Operations and Revenue

Coal revenues. Substantially all our revenues are a function of royalty revenue and infrastructure revenue. We estimate that our royalty revenues for the years ending December 31, 2022 and 2023 will be $15.9 million and $31.9 million, respectively, and our infrastructure revenue will be $41.0 million and $64.6 million, respectively. For information on the effect of changes in prices and productions volumes, please read “—Sensitivity Analysis.”

	Royalty Revenue for the Year Ending December 31,
(in thousands)	2022	2023

	(unaudited)
Royalty Revenue
Ramaco Coal	$13,405	$25,781
Amonate Assets	$2,385	$5,983
Other	$60	$180
Total Royalty Revenue	$15,850	$31,943

Prices. The table below illustrates the relationship between average realized sales prices and the estimated weighted average of the monthly Platts USEC HVA coal prices per metric ton FOB port as of July 31, 2022 for the years ending December 31, 2022 and 2023 (held constant throughout the period):

	Year Ending December 31,
	2022	2023

	(unaudited)
Forecasted average coal sales prices:
Platts USEC HVA-coal price per ton(1)	$352	$315
Realized coal sales price per ton(2)	$213	$219

(1) The Platts U.S. East Coast High-Vol A Index is in $ per metric ton FOB port, based on the forward curve as of July 31, 2022 for future periods.

(2) Our price realizations are in short tons FOB mine, in-line with the majority of U.S. coal producers.

Capital Expenditures

We do not forecast any capital expenditures or acquisitions during the forecast period. Based on management’s analysis, we expect that, over the long term, CORE will not be allocated operating and capital costs relating to the CORE Assets and that CORE’s anticipated dividend will be based on the royalty income and CORE’s pro forma infrastructure revenue fees of $10 per ton of coal processed and $5 per ton of loaded coal using the CORE Assets. CORE’s per ton processing and loading fees will be subject to redetermination at the discretion of our Board.

Regulatory, Industry and Economic Factors

Our forecast for the years ending December 31, 2022 and 2023 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	there will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

•	there will not be any major adverse change in relevant commodity prices;

•	market, insurance and overall economic conditions will not change substantially; and

•	we will not undertake any extraordinary transactions that would materially affect our cash flow.

Forecasted Dividends

While we currently contemplate paying a quarterly cash dividend of $5.0 million per quarter ($20.0 million annualized) per share of Class A common stock and paying an initial cash dividend of $2.84 million per quarter ($11.4 million annualized) on the Class B common stock for the balance of 2022 and $4.83 million per quarter ($19.3 million annualized) in 2023 based on the anticipated dividend of 20% of the revenue attributable to the CORE Assets, all dividends are subject to the requirements of applicable law and will be reviewed quarterly and declared by our Board at its discretion. We will adjust the amount of our dividend for the period from the closing of the Distribution through December 31, 2022, based on the actual length of the period. While we believe that the assumptions we have used in preparing the estimates set forth above are reasonable based upon management’s current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic regulatory and competitive risks and uncertainties, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” that could cause actual results to differ materially from those we anticipate. If our actual results are significantly below forecasted results, or if our expenses are greater than forecasted, we may not be able to pay the forecasted annual dividend on all our outstanding Class B common stock in respect of the years ending December 31, 2022 and 2023 or thereafter, which may cause the market price of our Class B common stock to decline materially.

Sensitivity Analysis

Our ability to generate sufficient cash from operations to pay dividends to our Class B stockholders is based on the CORE Assets, which include (i) coal royalties, (ii) coal infrastructure revenue, (iii) Ramaco Carbon, and (iv) rare earth elements, and will vary based on commodity price changes and production volumes. In the table below, we demonstrate the impact that changes in commodity price changes and production volumes, while holding all other variables constant, would have on our ability to generate sufficient cash from our operations to pay quarterly dividends on our Class B common stock for the years ending December 31, 2022 and 2023.

Commodity Price Changes

The following table shows estimated cash available for dividends under various assumed Platts USEC HVA coal prices per metric ton FOB port for the years ending December 31, 2022 and 2023 and various assumed production volumes. The amounts shown below are based on forecasted realized commodity prices that take into account our average Platts USEC HVA commodity price per metric ton FOB port differential assumptions and changes in our assumed production volume. We would note that the majority of projected 2022 volumes are under contract at a fixed price. As such, royalty revenue does not fluctuate as much in 2022 as it does in 2023 in the sensitivity analysis.

	Percentage Forecasted Annual Revenue for the Years Ending December 31,
	2022			2023
	(unaudited)
(in thousands, except coal price, coal volume and per share data)	80%	100%	120%	80%	100%	120%
Platts USEC HVA-coal price per metric ton FOB port	$282	$352	$422	$252	$315	$378
Realized coal sales price per ton	$211	$213	$215	$175	$219	$263
Production volume (mm tons)	2.1	2.6	3.1	3.2	4.0	4.8
Royalty Revenue
Ramaco Coal	$10,611	$13,405	$16,218	$16,500	$25,781	$37,124
Amonate Assets	1,888	2,385	2,886	3,829	5,983	8,615
Other	60	60	60	180	180	180
Infrastructure Revenue
Preparation Plants (Processing)	$21,807	$27,259	$32,711	$34,423	$43,029	$51,635
Rail Load-outs	11,006	13,758	16,509	17,281	21,601	25,921
Total Revenue	$45,372	$56,867	$68,384	$72,213	$96,574	$123,476
Cash Available	$45,372	$56,867	$68,384	$72,213	$96,574	$123,476
20% of Cash Available for Dividend	$9,074	$11,373	$13,677	$14,443	$19,315	$24,695
Dividend Per Share of Class B Common Stock(1)	$1.00	$1.25	$1.50	$1.59	$2.12	$2.71

(1)  Assumes 9,107,307 shares of Class B common stock.

(2) All dividend payments are subject to the discretion of our Board, the requirements of applicable law, any contractual restrictions on the payment of dividends and any prior rights and preferences that may be applicable to any outstanding preferred stock.

USE OF PROCEEDS

We will not receive any proceeds from the distribution of our Class B common stock in the Distribution.

DESCRIPTION OF COMMON STOCK

The following summary description of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Delaware General Corporation Law (“DGCL”) and to our certificate of incorporation and bylaws. For a more complete understanding of our common stock, we encourage you to carefully read this entire prospectus, as well as our certificate of incorporation and our bylaws, copies of which are incorporated by reference to the registration statement of which this prospectus is a part.

Our certificate of incorporation currently provides that we may issue up to 260,000,000 shares of existing common stock, $0.01 par value per share, and up to 50,000,000 shares of preferred stock, $0.01 par value per share. At the special meeting, our stockholders approved the charter amendment proposal. Such amendment contemplates, among other things, (1) reclassifying our existing common stock as shares of Class A common stock, (2) creating a separate Class B common stock and (3) providing our board of directors the option, in its sole discretion, to exchange all outstanding shares of the Class B common stock into shares of Class A common stock based on an exchange ratio determine by a 20-day trailing volume-weighted average price for each class of stock. These amendments will become effective concurrent with the Distribution. Stockholders were not asked to vote for or against the Distribution at the special meeting and may not have the opportunity to vote on any subsequent distributions of Class B common stock in the future, with such determination to be made in the discretion of our Board and subject to applicable stock exchange rules and law. These amendments will become effective concurrent with the Distribution. As of October 10, 2022, we had 44,121,702 shares of existing common stock outstanding.

The Amended Charter provides that we may issue up to 225,000,000 shares of Class A common stock, $0.01 par value per share, 35,000,000 shares of Class B common stock, $0.01 par value per share, and up to 50,000,000 shares of preferred stock, $0.01 par value per share. Our Amended Charter will also provide that the holders of a majority in voting power of the outstanding shares of our stock entitled to vote thereon may vote to increase or decrease the number of authorized shares of preferred stock or common stock (but not below the number of shares thereof then outstanding).

Class A and Class B Common Stock

Concurrent with the Distribution, our existing common stock will be reclassified as Class A common stock in connection with the charter amendment proposal and the Class B common stock will be distributed to existing holders of the Class A common stock. Each holder of existing common stock will receive a distribution of 0.2 shares of Class B common stock for every one share of existing common stock held on the record date (with cash in lieu of any fractional share interests).

Voting Rights. Holders of shares of Class A common stock and Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock and Class B common stock shall vote together as a single class on all matters submitted to a vote of the stockholders. The holders of Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our Board out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. Holders of shares of our Class B common stock are entitled to ratably receive a quarterly dividend tied to the financial performance of the CORE Assets, subject to the discretion of our Board, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. The timing and amount of dividends declared in future periods will depend on, among other things, (a) our earnings, earnings outlook, production, processing and shipping levels, financial condition, cash flow, cash requirements and our outlook on current and future market conditions, (b) our overall liquidity, (c) the restrictive covenants in the Credit Agreement and any future debt instruments that we may enter into and (d) provisions of applicable law governing the dividends. See “Cash Dividend Policy and Restrictions on Dividends” for more information.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock. Holders of shares of our Class B common stock will not have any specific rights with respect to the CORE Assets.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. The Amended Charter will permit our Board, in its sole discretion, to convert all of the outstanding shares of Class B common stock into shares of Class A common stock based on an exchange ratio determined by a 20-day trailing VWAP for each class of stock. All outstanding shares of our common stock are fully paid and non-assessable.

Treatment of Outstanding Equity Awards

We have granted to certain of our service providers equity awards of (i) options to purchase shares of our existing common stock, (ii) shares of our existing common stock that are subject to certain restrictions and to a risk of forfeiture, and (iii) restricted stock units, which represent the right to receive our existing common stock, cash with an equivalent value or a combination thereof, subject to vesting based on service and/or performance.

As a result of the charter amendment proposal, a holder of a then outstanding option award or a then-outstanding restricted stock unit award, in each case, with respect to our existing common stock, will instead hold a corresponding award with respect to our Class A common stock, with appropriate adjustments being made to determine the number of shares that may be acquired under (and, in the case of options, the applicable exercise subject to) each such new corresponding award. Upon exercise or settlement, as applicable, of each such new award in respect of our Class A common stock, the applicable holder will also be entitled to receive a distribution of 0.2 shares of our Class B common stock for every one share of our Class A common stock underlying such award.

As a result of the charter amendment proposal, a holder of a then-outstanding restricted stock award with respect to our existing common stock will instead hold a corresponding award with respect to our Class A common stock and a corresponding award with respect to our Class B common stock, with appropriate adjustments being made to determine the number of shares that may be acquired under each such new corresponding award.

These adjustments will be designed to preserve the value associated with the existing outstanding equity award prior to the Distribution. Except as described above, all of the terms of the new corresponding awards (including, without limitation, the vesting and forfeiture terms thereof) will, in all material respects, be the same as those of the corresponding existing outstanding equity award.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Applicable Law

Some provisions of applicable law, our Amended Charter and our bylaws described below contain or will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers for so long as Yorktown Partners LLC (“Yorktown”) and Energy Capital Partners Mezzanine, LLC (“ECP” and together with Yorktown, the “Sponsors”) and their respective affiliates individually or collectively beneficially own in the aggregate more than 15% of our existing common stock. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NASDAQ, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by our Board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by our Board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended Charter and Bylaws

Provisions of our Amended Charter and our bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, our Amended Charter and bylaws:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide our Board the ability to authorize undesignated preferred stock. This ability makes it possible for our Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company; and

•	at any time after our Sponsors and their respective affiliates no longer owns or controls the voting of more than 50% of the outstanding shares of our common stock:

•	provide that the authorized number of directors may be changed only by resolution of our Board;

•	provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock;

•	provide that special meetings of our stockholders may only be called by our Board, the chief executive officer or the chairman of our Board;

•	provide, after Yorktown no longer beneficially owns or controls a majority of our outstanding voting interests, for our Board to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

•	provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities; and

•	provide that our bylaws can be amended by our Board.

Forum Selection

Our Amended Charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

•	any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Amended Charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Amended Charter is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our Amended Charter limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into and intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that are in our Amended Charter and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer and Distribution Agent and Registrar

American Stock Transfer & Trust Company, LLC acts as our transfer and distribution agent and registrar for our shares of common stock.

Listing

Our existing common stock is listed on NASDAQ under the symbol “METC.” Although no assurance can be given, we intend to apply to list our Class B common stock on the NASDAQ under the symbol “METCB.”

LEGAL MATTERS

Kirkland & Ellis LLP, Houston, Texas, will pass upon the validity of the securities we are offering under this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

EXPERTS

The financial statements as of December 31, 2021, and for the year then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2021 have been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements as of December 31, 2020, and for each of the two years in the period then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2021 have been so incorporated in reliance on the report of Briggs & Veselka Co., independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information regarding estimated quantities and quality of our proven and probable coal reserves and technical report summaries incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2021 is based, in part, on estimates included in reports provided by Weir International, Inc., mining, geology and energy consultants and True Line, Inc., independent mining engineers.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Ramaco Resources, Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information that we file electronically with the SEC at www.sec.gov, from which interested persons can electronically access the registration statement, of which this prospectus is a part, including the exhibits and schedules thereto. The reports and other information we file with the SEC also are available through our website at www.ir.ramacoresources.com. The information on our website is not part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the securities. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning the Company and the securities, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as exhibits to the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This means that we can disclose important information by referring you to those documents. Any information referred to in this way is considered part of this prospectus from the date we file that document. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. You should read carefully the information incorporated herein by reference because it is an important part of this prospectus.

We incorporate by reference into this prospectus and the registration of which this prospectus is a part the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 1, 2022;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2022, filed with the SEC on May 13, 2022;

•	our Quarterly Report on Form 10-Q for the period ended June 30, 2022, filed with the SEC on August 9, 2022;

•	our Current Reports on Form 8-K filed with the SEC on January 3, 2022, January 24, 2022, February 2, 2022, February 3, 2022, February 16, 2022, February 24, 2022, April 20, 2022, April 29, 2022, June 24, 2022, August 8, 2022 and September 26, 2022 (other than any portions of such reports that are furnished under Item 2.02 or Item 7.01 and any exhibits included with such Items); and

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2022.

All documents that we file (but not those that we furnish) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, and any previously filed documents. In addition, all documents that we file (but not those that we furnish) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering of any of the securities covered under this prospectus shall be deemed to be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, the applicable prospectus supplement and any previously filed documents.

In addition to accessing the above information through the SEC’s website at www.sec.gov, we will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents referred to above which have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. Written or telephone requests should be directed to Ramaco Resources, Inc., 250 West Main Street, Suite 1800, Lexington, Kentucky 40507, telephone number (859) 244-7455. We maintain a website at www.ramacoresources.com.com. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after this material is electronically filed with, or furnished to, the SEC. Information contained on, or that is or becomes accessible through, our website does not constitute a part of this prospectus. The reference to our website or web address does not constitute incorporation by reference of the information contained at that site.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses payable by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

SEC registration fee		$16,696
Printing expenses		10,000
Accounting fees and expenses		75,000
Engineering fees and expenses		—
Legal fees and expenses		*
Miscellaneous		10,000
Total	$	*

*       Estimated expenses are not presently known.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our Amended Charter and our bylaws contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to the Company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act that may be incurred by them in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

Not applicable.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The Exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

(b) Financial Statement Schedules. Not applicable.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(l)(i), (a)(l)(ii) and (a)(l)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.
2.1	Master Reorganization Agreement, dated February 1, 2017, by and among Ramaco Resources, Inc., Ramaco Development, LLC, Ramaco Merger Sub, LLC and the other parties named therein (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 7, 2017)
3.1	Amended and Restated Certificate of Incorporation of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
3.2*	Form of Second Amended and Restated Certificate of Incorporation of Ramaco Resources, Inc. (to be in effect upon its filing with the Secretary of State of the State of Delaware).
3.3*	Amended and Restated Bylaws of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the SEC on February 14, 2017).
3.4*	Amendment No. 1 to the Amended and Restated Bylaws of Ramaco Resources, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the SEC on December 15, 2020).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
4.2	Registration Rights Agreement, dated as of February 8, 2017, by and among Ramaco Resources, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
4.3	Shareholders’ Agreement, dated as of February 8, 2017, by and among Ramaco Resources, Inc., Yorktown Energy Partners IX, L.P., Yorktown Energy Partners X, L.P., Yorktown Energy Partners XI, L.P., Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP, and ECP Mezzanine B (Ramaco IP), LP. (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
4.4	Indenture, dated as of July 13, 2021, between Ramaco Resources, Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021).
4.5	First Supplemental Indenture, dated as of July 13, 2021, between Ramaco Resources, Inc. and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021).
4.6	Form of 9.00% Senior Note due 2026 (incorporated by reference to Exhibit 4.2.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 13, 2021).
5.1+	Opinion of Kirkland & Ellis LLP.
8.1+	Form of Tax Opinion of Kirkland & Ellis LLP.
10.1†	Ramaco Resources, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-8 (File No. 333-215913) filed with the Commission on February 6, 2017).
10.2	Berwind Mutual Cooperation Agreement, dated August 20, 2015, by and between Ramaco Resources, LLC and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.3	Elk Creek Mutual Cooperation Agreement, dated August 20, 2015, by and between Ramaco Resources, LLC and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.4	Indemnification Agreement, dated August 20, 2015, by and between Ramaco Coal, LLC and Ramaco Development, LLC (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.5	RAM Mine Mutual Cooperation Agreement, dated August 20, 2015, by and between RAM Mining, LLC and Ramaco Northern Appalachia, LLC (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.6	Promissory Note, dated August 31, 2016, by and between Ramaco Development, LLC, as maker, and Ramaco Coal, LLC, as noteholder (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.7	Corporate Guaranty, dated August 20, 2015, by and between Ramaco Coal, LLC, as guarantor, and RAMACO Development, LLC as oblige (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.8	Corporate Guaranty, dated August 20, 2015, by and between RAMACO Development, LLC, as guarantor, and Ramaco Coal, LLC, as oblige (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.9	Berwind Sublease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).

10.10	First Amendment to Berwind Lease Agreement and Sublease, dated February 2016, by and among Berwind Land Company, Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.11	Second Amendment to Berwind Sublease, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.12	Third Amendment to Berwind Lease Agreement and Consent to Sublease, dated December 19, 2017, by and between Berwind Land Company and Ramaco Central Appalachia, LLC (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020).
10.13	Elk Creek Coal Lease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.14	Amendment No. 1 to Elk Creek Coal Lease Agreement, dated December 31, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.15	Amendment No. 2 to Elk Creek Coal Lease Agreement, dated March 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.16	Amendment No. 3 to Elk Creek Coal Lease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.17	Amendment No. 4 to Elk Creek Coal Lease Agreement, dated January 12, 2017, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020).
10.18	Amendment No. 5 to Elk Creek Coal Lease Agreement, dated September 28, 2018, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020).
10.19	Amendment No. 6 to Elk Creek Coal Lease Agreement, dated December 21, 2018, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.19 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020).
10.20	Amendment No. 7 to Elk Creek Coal Lease Agreement, dated February 1, 2019, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.20 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020).
10.21	Elk Creek Surface Rights Lease Agreement, dated August 20, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.22	Amendment No. 1 to Elk Creek Surface Rights Lease Agreement, dated December 31, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.23	Amendment No. 2 to Elk Creek Surface Rights Lease Agreement, dated March 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).

10.24	Amendment No. 3 to Elk Creek Surface Rights Lease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.25	Mutual Services Agreement, dated December 22, 2017, by and between Ramaco Development, LLC and Ramaco Coal, LLC (incorporated by reference to Exhibit 10.23 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on March 21, 2018).
10.26	NRP Sublease Agreement, dated August 19, 2015, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.27	Amendment No. 1 to NRP Sublease Agreement, dated August 31, 2016, by and between Ramaco Central Appalachia, LLC and Ramaco Resources, LLC (incorporated by reference to Exhibit 10.25 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.28	Amended and Restated Lease Agreement, dated August 20, 2015, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC, RAM Mining, LLC and RAMACO Mining, LLC (incorporated by reference to Exhibit 10.26 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.29	Amendment No. 1 to Amended and Restated Lease Agreement, dated December 31, 2015, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.27 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.30	Amendment No. 2 to Amended and Restated Lease Agreement, dated March 31, 2016, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.31	Amendment No. 3 to Amended and Restated Lease Agreement, dated August 31, 2016, by and among Ramaco Northern Appalachia, LLC, RAM Farms, LLC and RAM Mining, LLC (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.32†	Ramaco Development, LLC 2016 Membership Unit Option Plan (incorporated by reference to Exhibit 10.30 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.33†	Form of Ramaco Resources, Inc. Stock Option Notice and Agreement (incorporated by reference to Exhibit 10.31 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.34†	Form of Amendment to Option Agreement (incorporated by reference to Exhibit 10.32 of the Company’s Registration Statement on Form S-1 (File No. 333-215363) filed with the Commission on December 29, 2016).
10.35†	Indemnification Agreement (Randall Atkins) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.36†	Indemnification Agreement (Michael Bauersachs) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.37†	Indemnification Agreement (Mark Clemens) (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.38†	Indemnification Agreement (Patrick C. Graney) (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.39†	Indemnification Agreement (W. Howard Keenan, Jr.) (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).

10.40†	Indemnification Agreement (Trent Kososki) (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.41†	Indemnification Agreement (Bryan H. Lawrence) (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.42†	Indemnification Agreement (Tyler Reeder) (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.43†	Indemnification Agreement (Marc Solochek) (incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.44†	Indemnification Agreement (Richard M. Whiting) (incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.45†	Indemnification Agreement (Michael Windisch) (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 14, 2017).
10.46†	Indemnification Agreement (Bruce E. Cryder) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on July 5, 2017).
10.47†	Indemnification Agreement (Christopher L. Blanchard) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 29, 2017).
10.48†	Indemnification Agreement (Peter Leidel) (incorporated by reference to Exhibit 10.48 of the Company’s Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020).
10.49†	Indemnification Agreement (Trent Kososki) (incorporated by reference to Exhibit 10.49 of the Company’s Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020).
10.50†	Indemnification Agreement (C. Lynch Christian, III) (incorporated by reference to Exhibit 10.50 of the Company’s Annual Report on Form 10-K (File No. 001 38003) filed with the Commission on February 20, 2020).
10.51†	Indemnification Agreement (Mahmud Riffat) (incorporated by reference to Exhibit 10.51 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021).
10.52†	Indemnification Agreement (David E. K. Frischkorn, Jr.) (incorporated by reference to Exhibit 10.52 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021).
10.53†	Indemnification Agreement (E. Forrest Jones, Jr.) (incorporated by reference to Exhibit 10.53 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021).
10.54†

Indemnification Agreement (Aurelia Skipwith Giacometto) (incorporated by reference to Exhibit 10.54 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on April 1, 2022).

10.55†	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020).
10.56†	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Randall W. Atkins (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 13, 2019).
10.57†	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Michael D. Bauersachs (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on December 13, 2019).
10.58†	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Christopher L. Blanchard (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K/A (File No. 001-38003) filed with the Commission on December 16, 2019).

10.59†	Amendment to Restricted Stock Award Agreements, dated December 10, 2019, between the Company and Jeremy R. Sussman (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K/A (File No. 001-38003) filed with the Commission on December 16, 2019).
10.60	Credit and Security Agreement, dated November 22, 2019, by and among: (i) Key Equipment Finance, a division of Keybank National Association, as administrative agent, collateral agent, lender and issuer; (ii) such other lenders that are now or hereafter become a party thereto; and (iii) the Company, Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as borrower (incorporated by reference to Exhibit 10.57 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 20, 2020).
10.61	Promissory Note dated April 20, 2020 by Ramaco Resources, Inc., Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as borrowers, and Key Equipment Finance, a Division of KeyBank National Association, as lender (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020).
10.62	Promissory Note dated April 16, 2020 by Ramaco Resources, Inc. in favor of KeyBank National Association (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 21, 2020).
10.63	Ramaco Resources, Inc. Change in Control and Severance Plan, effective as of April 27, 2020 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on April 28, 2020).
10.64	Separation and Consulting Agreement, dated December 31, 2020, by and between Ramaco Resources, Inc. and Michael D. Bauersachs (incorporated by reference to Exhibit 10.65 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on February 18, 2021).
10.65	Amended and Restated Credit and Security Agreement, dated October 29, 2021, by and among Ramaco Resources, Inc, Ramaco Development, LLC, RAM Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC and Ramaco Resources Land Holdings, LLC, as the borrowers, the lenders party thereto and KeyBank National Association, as the administrative agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on November 2, 2021).
10.66	First Amendment to Amended and Restated Credit and Security Agreement, dated April 29, 2022, by and among Ramaco Resources, Inc. Ramaco Development, LLC, Ram Mining, LLC, Ramaco Coal Sales, LLC, Ramaco Resources, LLC, Ramaco Resources Land Holdings, LLC and KeyBank National Association (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-38003) filed with the Commission on August 9, 2022).
10.67	Loan Agreement, dated as of September 23, 2022, between Ramaco Development, LLC and Investec Bank PLC (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on September 26, 2022).
10.68†	First Amendment to the Ramaco Resources, Inc. Long-Term Incentive Plan. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on February 2, 2022).
16.1	Letter from Briggs & Veselka Co. to Securities and Exchange Commission dated January 21, 2022. (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K (File No. 001-38003) filed with the Commission on January 24, 2022).
21.1*	Subsidiaries of Ramaco Resources, Inc. (incorporated by reference to Exhibit 21.1 of the Company’s Annual Report on Form 10-K (File No. 001-38003) filed with the Commission on April 1, 2022).
23.1+	Consent of Briggs & Veselka Co.
23.2+	Consent of Crowe LLP.
23.3+	Consent of Weir International, Inc.
23.4+	Consent of True Line, Inc.
23.5+	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page of this registration statement).
107+	Filing Fee Table.

+	Filed herewith.
†	Management contract or compensatory plan or agreement.
*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, State of Kentucky, on October 12, 2022.

Ramaco Resources, Inc.

By:	/s/ Randall W. Atkins
Randall W. Atkins
Chairman, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Randall W. Atkins	Chairman, Chief Executive Officer and Director	October 12, 2022
Randall W. Atkins	(Principal Executive Officer)

*	Chief Financial Officer	October 12, 2022
Jeremy R. Sussman	(Principal Financial and Accounting Officer)

*	Director	October 12, 2022
Bryan H. Lawrence

*	Director	October 12, 2022
Richard M. Whiting

*	Director	October 12, 2022
Patrick C. Graney, III

*	Director	October 12, 2022
Aurelia Skipwith Giacometto

*	Director	October 12, 2022
C. Lynch Christian III

*	Director	October 12, 2022
Peter Leidel

*	Director	October 12, 2022
David E. K. Frischkorn, Jr.

*	Director	October 12, 2022
E. Forrest Jones, Jr.

* The undersigned, by signing his name hereto, signs and executes this Amendment No. 1 to the registration statement pursuant to the Powers of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on August 30, 2022.

/s/ Randall W. Atkins
Randall W. Atkins
Attorney-in-fact